FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki Executive Officer General Manager of Corporate financial & Accounting Group

Date: July 3, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Annual report for the year ended March 31, 2007

THE NEW VALUE FRONTIER

KYOCERA

Moving Toward the Future and Creating Strategies for Growth

Annual Report 2007

Contents

1	Financial Highlights
2	To Our Shareholders
6	Reporting Segments at a Glance
8	Business Outlook and Strategy
8	Fine Ceramic Parts Group
8	Semiconductor Parts Group
9	Applied Ceramic Products Group
10	Electronic Device Group
10	Telecommunications Equipment Group
11	Information Equipment Group
12	Others
13	Corporate Governance
16	Corporate Social Responsibility (CSR)
18	Financial Section
72	Major Consolidated Subsidiaries and Affiliates
73	Directors, Corporate Auditors and Executive Officers
73	Investor Information

Corporate Profile

Since its founding in 1959, Kyocera (as used in this Annual Report, “Kyocera” refers to the Kyocera Group on a consolidated basis) has continuously strived to uphold its management rationale: “To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.” In doing so, Kyocera creates new markets and develops new products and businesses using unique technologies. As a result, Kyocera has become a leading manufacturer of diverse components, devices and equipment, as well as a provider of high-value-added services. Going forward, Kyocera will continuously seek to create new value for society using its innovative “Amoeba Management” system and “Kyocera Philosophy,” which establish “Doing what is right as a human being” as the principal criterion for all business decisions.

Based on our three basic management policies, “Practice the customer-first principle,” “Promote global management” and “Establish a highly profitable structure,” Kyocera aims to be “a creative company that continues to grow” by ensuring sustainable corporate growth. We will accomplish this by driving sales expansion and higher profitability in each business, and through the pursuit of synergies within the Group. At the same time, we seek to be respected by society for upholding the highest corporate ethics — meeting shareholders’ expectations and earning society’s trust as “The Company” that creates new value on a global scale.

Financial Highlights

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31,
	2003	2004	2005	2006	2007	2007
Net sales	¥1,062,013	¥1,132,696	¥1,173,660	¥1,173,544	¥1,283,897	$10,880,483
Profit from operations	78,950	104,810	97,660	99,695	135,102	1,144,932
Income from continuing operations before income taxes and minority interests	72,442	110,284	104,013	117,237	156,540	1,326,610
Net income	41,165	68,086	45,908	69,696	106,504	902,576
Earnings per share:
Net income
Basic	¥220.91	¥364.79	¥244.86	¥371.68	¥566.03	$4.80
Diluted	220.86	364.78	244.81	371.43	564.79	4.79
Cash dividends declared per share:
Per share of common stock	60.00	60.00	80.00	100.00	110.00	0.93
Total assets	¥1,635,014	¥1,794,758	¥1,745,519	¥1,931,522	¥2,130,464	$18,054,780
Stockholders’ equity	1,000,207	1,150,453	1,174,851	1,289,077	1,514,560	12,835,255
Depreciation	¥64,913	¥60,745	¥58,699	¥62,942	¥70,155	$594,534
Capital expenditures	38,981	54,901	63,160	88,860	69,896	592,339

Notes:	A) Yen in millions and U.S. dollars in thousands, except per share amounts.

B) U.S. dollar amounts have been translated at a rate of ¥118=US$1, the rate as of March 31, 2007.

C)     In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets, “prior years’ financial statements have been retrospectively reclassified as to discontinued operations.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general conditions in the Japanese or global economy; unexpected changes in economic, political and legal conditions in China; intense competitive pressures to which our products are subject; manufacturing delays or defects resulting from outsourcing or internal manufacturing processes; various export risks which may affect the significant percentage of our revenues derived from overseas sales; the effect of foreign exchange fluctuations on our results of operations; industry demand for skilled employees; insufficient protection of our intellectual property; expenses associated with licenses we require to continue to manufacture and sell products; our research and development not producing desired results; our market or supply chains being affected by terrorism, plague, wars or similar events; earthquakes and other natural disasters affecting our headquarters and major facilities; impairment losses on investments in equity securities; and our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductors and electronic components. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

To Our Shareholders

To be “a creative company that continues to grow”

Fiscal 2007 Initiatives

Under the new organizational structure adopted in April 2006, the Kyocera Group produced significant achievements during the year ended March 31, 2007 (fiscal 2007) as we pursued our goal to be “a creative company that continues to grow.” In fiscal 2007 we recorded increases in both sales and profits for the third consecutive year.

To achieve continuous sales growth with high profitability for the future, we have focused on the following initiatives:

(1)	Reinforcing the “Amoeba Management” System of Internal Control

From its early history, Kyocera has implemented “Amoeba Management,” a unique system of internal control which monitors profit performance at the small group level. Under this system, the company is divided into small groups, or amoebas, which operate on a self-supporting basis. The Amoeba Management System is designed to ensure that all employees share Kyocera’s corporate philosophy, which is based on universal values and integrity. Every amoeba member is encouraged to exercise responsibility and achieve individual targets using originality and ingenuity. We believe the Amoeba Management System has been a driving force in the growth of the Kyocera Group, providing a competitive advantage over other companies.

To continue Kyocera’s medium- to long-term growth, we will return to our origins and strengthen our practice of this system. Specifically, our top priorities are to enhance two key elements of the workplace: “executional excellence,” the ability of each amoeba to achieve its targets consistently; and “operational excellence” — the workplace vitality that exists across all development, manufacturing, sales and support divisions.

We believe that the reinforcement of Amoeba Management was a major contributor to the business expansion we achieved in fiscal 2007.

(2)	Refining Our Business Portfolio

Kyocera refined its portfolio to focus on businesses with high market share and high growth potential, and concentrated management resources on businesses in need of strengthening.

In July 2006 a Kyocera subsidiary, Kyocera Kinseki Corporation, acquired Hertz Technology Inc. to enhance its crystal device business, a market which shows strong growth potential. Through this acquisition, the Kyocera Group gained new technology in tuning-fork crystal units, which are expected to grow in demand. Essential to mobile phone handsets and music players, these components represent a strategic expansion in the scope of our crystal device product line. By integrating the new management resources, we will develop a wide range of products to expand our crystal device business.

In August 2006 Kyocera divested itself of its shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services, due to reduced group synergies.

Fiscal 2007 Results

Fiscal 2007 saw a significant increase in global production of mobile phone handsets, PCs, digital TVs and other digital consumer products, which impacted our Group’s major markets. As a result, demand for electronic devices and other components used in these products remained high throughout the year. Meanwhile, structural reforms implemented in the Telecommunications Equipment Group prior to fiscal 2007 yielded favorable results. In addition, new products in the Equipment Business contributed to a substantial improvement in sales and profit.

Consolidated net sales for fiscal 2007 increased by 9.4% compared with fiscal 2006, to ¥1,283,897 million ($10,880 million). In the Component Business, all segments showed profit increases. Sales in the Equipment Business also increased, notably in the Telecommunications Equipment and Information Equipment Groups.

In all business segments, operating profit increased compared with fiscal 2006. Profit from operations increased 35.5% to ¥135,102 million ($1,145 million). Income from continuing operations before income taxes rose 33.5% to ¥156,540 million ($1,327 million). Net income totaled ¥106,504 million ($903 million), an increase of 52.8% in comparison with fiscal 2006, due in part to a ¥4,305 million ($36 million) tax refund resulting from the voiding of a portion of a tax assessment relating to transfer pricing adjustments. Consequently, diluted earnings per share soared to ¥564.79 ($4.79).

For a more detailed analysis of business performance, see pages 18-34 (Operating and Financial Review and Prospects).

Basic Management Policy

Kyocera has adopted the following three basic management policies in pursuit of its goal of being “a creative company that continues to grow.”

i)	Practice the “customer-first” principle

Earning the trust of customers is the basis of business. Kyocera believes that we can overcome the toughest competition by providing complete customer satisfaction and winning our customers’ trust in all matters.

ii)	Promote global management

Kyocera will promote global management on a product segment basis in both the Components and Equipment Businesses to become “a creative company that continues to grow.” Kyocera will create new technologies, products and markets by strengthening each business and pursuing effective use of all internal resources. We will also seek to continue optimizing development, manufacturing and marketing structures globally.

iii)	Establish a highly profitable structure

To further enhance profitability, Kyocera will strengthen its “Amoeba Management,” which will drive our future growth.

Fiscal 2008 Initiatives

Based on these three basic management policies, Kyocera aims to be “a creative company that continues to grow.” During fiscal 2008, Kyocera will work to create new value to strengthen our competitiveness in each business and attain continuous sales expansion with high profitability. We will also continue efforts to reinforce our “Amoeba Management” as begun in fiscal 2007. Specific initiatives are as follows:

1)	Further Improve Quality

Kyocera will continue to improve the quality of its products and services as its top priority, and will establish internal structures to attain the highest possible quality. We believe that quality improvement provides the very foundation for management’s goal to maximize revenue and minimize expenses.

2)	Optimize Production Sites

To overcome intense competition, we will enhance our manufacturing capabilities by clearly defining the roles of production sites worldwide. At Japanese manufacturing sites we will strengthen production technology through such efforts as developing new processes and streamlining production lines. We will establish production systems that contribute to higher profitability than our competitors both in Asia and globally.

Outside Japan, we will establish a system that is attentive to regional markets and customers, and enhance price competitiveness by reconsidering the best production locations for each product. In the process, we will strive to manage risk arising from any regional concentration of production facilities and continually examine the need for additional production sites.

3)	Creating New Businesses and Markets through Group-wide Synergy

The Kyocera Group operates many businesses. Our goal is to organically integrate Group-wide management resources and technologies to create new businesses and cultivate new markets ahead of our competitors. Moreover, we will pursue a broad synergy of technologies — not only between components and equipment (vertical integration), but also within components and materials (horizontal development). In so doing, we will aim to create competitive, high-value-added products.

Kyocera will promote its diversification by selecting strategic business areas on the basis of existing management resources, potential for group synergy, and current market position. Each business will promote strict profitability enhancement using “ Amoeba Management” and swift decision making to support the different strategies within each segment. Kyocera will improve profitability within each business and make strategic investments to achieve mid- to long-term growth.

On the basis of the above criteria, Kyocera will expand its production capacity for solar energy products and ceramic capacitors during fiscal 2008, from a medium-term perspective. We will also expand our semiconductor parts and information equipment businesses by making use of the Kyocera Group’s management resources and targeting greater market share by differentiating Kyocera from competitors.

We will continue to strengthen our management foundation by returning to the origins of “Amoeba Management” as we work to create new value. The management of the Kyocera Group is confident that these policies will lead to sales and profit growth over the medium to long term. We respectfully ask all shareholders and other stakeholders for their continued support and understanding of these endeavors to enhance Kyocera’s corporate value.

June 2007

Noboru Nakamura, Chairman

Makoto Kawamura, President

Reporting Segments at a Glance

Components Business	Sales increased by 11.9%, with an increase of more than 10% in all segments of the Components Business, compared with fiscal 2006 due to rising demand for digital consumer equipment such as mobile phone handsets, digital TVs and video game consoles. Operating profit increased by 34.6% as a result of improved productivity. Operating profit ratio was 16.1%.

Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group
Demand for ceramic components for semiconductor processing equipment increased.	Demand for ceramic packages used in mobile phone handsets and digital cameras increased.	Sales of solar energy products increased in the European market. Sales of medical materials and cutting tools increased.	Sales of capacitors, crystal-related components and connectors, expanded. AVX Corporation, a U.S. subsidiary, improved its performance.

Major products	Major products	Major products	Major products

Information & telecommunication components

Sapphire substrates

Semiconductor processing equipment components

LCD manufacturing equipment components

Automotive & ITS related components

General industrial ceramic components

Ceramic packages for surface mount devices CCD/CMOS sensor packages LSI packages Optical communication device packages and components Organic multilayer packages and substrates

Residential & industrial solar power generating systems

Solar cells and modules

Cutting tools

Printed circuit board micro drills

Jewelry & applied ceramic related products

Dental implants, artificial bone and joint prosthesis

Ceramic capacitors, tantalum capacitors

Timing devices (temperature compensated crystal oscillators, ceramic resonators, crystal units)

RF modules, surface acoustic wave (SAW) filters, Thermal printheads, LED printheads

Amorphous silicon drums, liquid crystal displays Connectors

Equipment Business	Sales increased by 7.8% compared with fiscal 2006 due to stronger results both in the Telecommunications Equipment Group and the Information Equipment Group. Increased sales of Information Equipment, combined with improved profitability from Telecommunications Equipment and Optical Equipment led to a 71.0% increase in operating profit compared with fiscal 2006.

Telecommunications Equipment Group	Information Equipment Group	Optical Equipment Group	Others
Sales of new mobile phone handsets expanded. Operating profit improved due to the positive effect of increased sales in Japan and improved profitability at Kyocera Wireless Corp., a U.S. subsidiary.	Sales outside Japan increased due to successful new models and marketing activities. Yen’s depreciation against Euro and U.S. dollar had a positive impact.	Sales decreased due to the downsizing of the camera business. Operating loss declined due to expenses from structural reforms.

Revenue from Kyocera Communications Systems, Co., Ltd. increased due to growth in the telecommunications engineering business.

Operating profit declined slightly as a result of impairment of goodwill at a Japanese subsidiary.

Major products	Major products	Major products	Major products and services
CDMA mobile phone handsets Personal handy phone system (PHS) related products (PHS mobile phone handsets, PHS base stations, high speed wireless data transmission systems)	ECOSYS printers Copying machines Multifunctional systems	Optical modules and lenses

Chemical materials for electronic components, electrical insulators, synthetic resin molded parts

Telecommunications engineering business, information and communication technology business

Management consulting business

Realty development business

Business Outlook and Strategy

Fine Ceramic Parts Group

Demand for fine ceramic components used in semiconductor processing equipment is expected to remain high throughout the year ending March 31, 2008. Kyocera will strive for greater sales and market share by promoting new product development and strengthening its production systems in Japan.

Current applications for LED-related sapphire products concentrate on mobile phone handsets. However, applications are expected to expand to include PC backlights and monitors for automotive navigation systems in the near future. Kyocera is developing higher-quality, lower-cost sapphire products in response to these emerging opportunities.

We will expand sales of ceramic components for automotive applications. In response to rising environmental awareness, the market for diesel-engined vehicles is growing, particularly in Europe. Kyocera provides heater cores for glow plugs and piezo stacks for fuel-injection components that help improve combustion and reduce diesel emissions. Ceramic glow plugs with Kyocera’s heater core reach operating temperature almost instantly and offer excellent high-temperature durability— properties that cannot be provided with metal glow plugs. Kyocera’s piezo stacks further enhance combustion efficiency and reduce emissions by facilitating extremely precise control over fuel delivery at higher fuel-injection pressures.

Kyocera will also expand sales of automotive cameras, which offer excellent compactness and reliability; ceramic substrates and assemblies for automotive electronic control units (ECUs); and other strategic components for automotive applications.

Semiconductor Parts Group

Taking advantage of our leading position in the ceramic packaging market, Kyocera will strive to expand this segment using its excellent production technologies and new product development capabilities. As components used in digital consumer products become increasingly compact, multifunctional and sophisticated, ceramic package performance must improve accordingly to support such technology trends.

Although our surface-mount device (SMD) packages and image-sensor packages already command significant market share, Kyocera will aim for expansion by reinforcing product development.

As part of our effort to grow through new markets and products, we will strengthen our business in optoelectronic components that support FTTH (Fiber To The Home) fiber-optic communications services. Additional effort will be devoted to the growing market for low-temperature co-fired ceramic (LTCC) substrates, which are used in high-frequency wireless communications devices. Kyocera is actively cultivating other new markets, including automotive components and medical equipment, to expand this business.

In addition to ceramics, we will strengthen our organic package business, which will drive growth of this segment over the medium term. Our specific efforts will include mass-producing high-performance flip-chip packages used in game consoles, which will grow in demand throughout fiscal 2008. We will also focus on expanding sales of thinner and higher density System-in-a-Package (SiP) substrates, in the expectation that the rising sophistication of mobile phone handsets will boost demand for application processors.

Consolidating Kyocera’s position as a comprehensive package manufacturer through these initiatives will provide the foundation for medium-term business expansion.

Applied Ceramic Products Group

Due to a worldwide shortage of purified silicon, Kyocera was challenged to increase production of solar cells in fiscal 2007. To ensure the continued development of this high-growth business, we established a raw-material procurement system capable of supporting our production expansion plans for the medium term, beginning in the latter half of fiscal 2008. We will increase capacity at our key production base for solar cells in Shiga, Japan, while expanding solar module assembly capacity in Japan, China, Mexico and the Czech Republic. Through such measures we plan to boost our production volume to 500 megawatts of solar modules per year by fiscal 2011, equivalent to three times our production volume in fiscal 2007. At the same time, we will strive to reduce production costs and raise profitability by making cells thinner.

We expect intense competition in the solar energy business. Nonetheless, Kyocera intends to maintain a leading position by capitalizing on our unique competitive advantages, which include an integrated production system that covers the entire spectrum of the business — from raw-material processing to installing finished systems. Kyocera’s other differentiating advantages include excellent quality, high reliability and an extensive sales network accumulated over more than 30 years in the solar industry.

Kyocera will expand its cutting tool business to support rising production among automotive manufacturers in Japan, Southeast Asia, China and Europe. We will aggressively introduce new products to capture a larger customer base and greater market share. Kyocera also aims to raise profits by capitalizing on its integrated production center in Japan, which incorporates all material processes, from raw-material processing to finished products; and by increasing production capacity in China.

Electronic Device Group

Fiscal 2008 is expected to bring sustained growth in production of consumer electronics, including mobile phone handsets, digital TVs, PCs and game consoles. Kyocera consequently expects demand for electronic components to remain strong during the year, led by components used in higher frequency, multifunctional consumer products. To seize this business opportunity, Kyo-cera aims to expand its business with new products, including miniature, high-capacitance ceramic capacitors and smaller, lower-profile crystal units for surface-mount device (SMD) applications.

We will open a new plant for ceramic capacitors in Japan to ensure mid- to long-term growth in this segment — targeting a 20 percent increase in capacity during fiscal 2008, with a mid-term plan to double our current production capacity in Japan. We will also reinforce the synergy between Kyo-cera Corporation and AVX Corporation in our global marketing of key electronic components. Profit enhancements will be targeted through cost reduction and more effective use of production facilities in China.

In thin-film devices, R&D has focused on organic light-emitting diode (OLED) displays, and preparations to commercialize this business will continue.

Telecommunications Equipment Group

In fiscal 2008, we forecast slowing growth in the Japanese mobile phone handset market, but will strive to increase market share by launching new models. The slim W44K handset introduced in fiscal 2007 to strong sales was a good example of our product development strategy. We intend to release additional mobile handsets with superior performance and designs that anticipate the market’s evolving needs.

U.S. subsidiary Kyocera Wireless Corp. (KWC), which has struggled with profitability challenges, was profitable for the final three quarters of fiscal 2007. In fiscal 2008, KWC will strive to improve profitability by increasing market share at existing customers and winning more carriers with new models in the U.S. and other markets.

In the PHS-related business, we will concentrate on the Japanese market in fiscal 2008, aiming for increased market share by launching new handset models covering the spectrum from entry-level to sophisticated. In iBurst™, a wireless broadband equipment business, Kyocera will cultivate new markets in the U.S., Russia and India for iBurst, an affordable, high-performance wireless broadband system.

Information Equipment Group

We will differentiate our information equipment business on the basis of the ECOSYS concept, which is unique to Kyocera. Designed around our amorphous silicon photoconductor drum, with its extremely hard, durable surface, ECOSYS products offer outstanding reliability; a long-life print engine; lower running costs; and the eco-friendly benefit of reduced disposable waste. ECOSYS products thus help customers reduce their costs while promoting environmental preservation.

In fiscal 2008, the continued market transition from monochrome to color document equipment is expected to bring replacement demand for printers and multifunctional systems in developed markets even if the user base does not grow. Kyocera will continue to strengthen its business by introducing high quality, high speed color models into the market.

Moreover, we will introduce new products equipped with advanced technology that meet the corporate responsibility needs of the Sarbanes Oxley (SOX) Compliance. Our goal is to provide a central input/output device for the office environment capable of managing all document-imaging needs, in full color.

We will also introduce high-value-added monochrome models equipped for multiple document solutions in the European, Japanese and U.S. markets. In the BRIC markets (Brazil, Russia, India and China), we will focus on expanding sales with affordable entry-level models.

Research and Development

Kyocera is devoting substantial R&D resources for the development of new models based on the ECOSYS concept. In fiscal 2008 we will establish a new R&D center to unify various technologies for product design advancements, the development of image and electrophotography processing, printing controllers and software. The new R&D center will help accelerate our development of elemental technology and improve our collective strength and mobility.

Major development goals include strengthening our product line with color capability and solution functionality. Additionally, we will further improve our document management system, security and other coordination functions using “WiseCore,” Kyocera’s proprietary controller platform, which was released in fiscal 2007 to meet the growing needs of IT infrastructure.

Kyocera will expand its product line with high-reliability color models based on the advanced material technologies of the ECOSYS concept to achieve higher speeds and better image quality.

Others

Expansion efforts within Kyocera’s Others segment will focus primarily on Kyocera Communication Systems Co., Ltd. (KCCS) and Kyocera Chemical Corporation (KCC), the segment’s major subsidiaries.

KCCS derives most of its revenue from information & communication technology (ICT) services and telecommunications engineering. In the ICT business, which includes systems integration and security solutions, KCCS seek to enhance profitability on a project-by-project basis. Among its telecommunications engineering services, KCCS installs, maintains and monitors base stations for mobile and wireless networks. The company regards Japan’s rising investment in mobile communications infrastructure as an opportunity to expand this business and will work to further increase its market share.

At KCC, resin products and sealants for semiconductors are a major product line. To seize opportunities for business expansion, KCC will make capital investments in this area in fiscal 2008 in response to increasing demand for these products. KCC will also strive to expand sales of magnesium-molded parts used in notebook personal computers and other devices. Meanwhile, KCC will offer continued synergies within the Kyocera Group through materials development in such fields as resins for miniature tantalum capacitors; ceramic capacitor electrodes; and polishing discs for crystal and sapphire substrates.

Commencing in fiscal 2008, the “Optical Equipment Group,” previously a separate reporting segment, will be reclassified under “Others.” We are striving to expand this business by integrating the Kyocera Group’s lens design and manufacturing technologies with our extensive electronic device expertise. Specifically, we will develop optical components for semiconductor processing equipment, digital cameras, scanners, data projectors and related products, and promote sales of these components. To reduce production costs and improve profitability, Kyocera will enhance its manufacturing activities for these products in China.

Corporate Governance

Basic Policy

Kyocera’s management rationale is “to provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.” Kyocera defines corporate governance as “structures to ensure that its Directors manage the corporation in a fair and correct manner.” The purpose of corporate governance is to maintain the soundness and transparency of management, and to achieve the fairness and efficiency through which the Kyocera Group’s management rationale can be realized.

The “Kyocera Philosophy” was created by Dr. Kazuo Inamori, Kyocera’s founder, as he codified his views on the subject of business management. He was convinced that one of the most important points in managing the company was for the Kyocera Philosophy to apply to all who work for the enterprise-directors, managers and employees alike. The Kyocera Philosophy embodies many principles, from the fundamentals of business management to the specifics of day-today operations. Its principles demand impartial, fair and totally transparent management while placing emphasis on minimizing expenses and maximizing revenues. Since its founding, Kyocera has been guided by principles that naturally work toward achieving the corporate governance goals mentioned above.

Measures for Corporate Governance

Kyocera aims to implement corporate governance in compliance with the Kyocera Philosophy. In order to learn this Philosophy, all employees are provided with an opportunity to receive education and materials devoted to its principles and practice. Through this education, employees acquire the ability to observe and implement the Kyocera Philosophy in the workplace. In fiscal 2007, Kyocera managers and employees in Japan had attended training and education sessions designed to promote deeper understanding of the Kyocera Philosophy, with a cumulative total of approximately 23,000 participations in such sessions. Additionally, a total of approximately 11,000 managers of Kyocera subsidiaries outside Japan received similar training along these lines.

Corporate Governance Systems

Kyocera implemented an Executive Officer system in June 2003 to enhance the efficiency and effectiveness of its business management. Executive officers are responsible for executing business strategy under the authority of the President and Representative Directors, who are elected by the Board of Directors. The President and Representative Directors serve to improve management efficiency by delegating authority and responsibility while regularly evaluating the appropriateness of corporate governance and internal controls. In addition, the Kyocera Group Management Committee, comprised of Executive Officers and other Directors, meets monthly to ensure that all operations comply with the company’s ethical standards.

In compliance with the Articles of Incorporation approved by its shareholders meeting, Kyocera established the Corporate Auditors and a Board of Corporate Auditors to regularly evaluate Kyocera Group business conduct. These consist of two internal and three external auditors with expertise in law, accounting and management. The Corporate Auditors attend meetings of the Board of Directors and various committees to ensure the appropriateness of business conduct.

Kyocera defines internal controls as “systems established within the corporate organization to achieve management policy and master plans in a fair manner, in order to effectuate the Company’s management rationale.” By respecting the Kyocera Philosophy as a corporate culture and enhancing internal management control systems, Kyocera aims to maintain the solid corporate governance our shareholders expect.

In April 2003, a Kyocera Disclosure Committee was established to ensure the timely disclosure of public information. This committee evaluates the basic process of disclosing information as well as the accuracy of the company’s Annual Report, Form 20-F and related documents.

In further support of its corporate governance commitment, Kyocera has established a risk management department to strengthen its risk management system. Kyocera also established internal complaint reporting systems so that employees who become aware of any breach of an internal rule can report the matter immediately. In addition to the internal auditing system, which regularly audits business conduct and reports the results to Directors, a Global Audit Division was established in May 2005 in accordance with Section 304 of the Sarbanes-Oxley Act of 2002.

NYSE Corporate Governance Standards

Companies listed on the New York Stock Exchange (NYSE) must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual.

However, listed companies that are foreign private issuers, such as Kyocera Corporation, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Kyocera Corporation.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Kyocera Corporation

1. A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

For large Japanese companies, including Kyocera Corporation, which employ a corporate governance system based on a board of corporate auditors, Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the corporate auditors, who are separate from Kyocera Corporation’s management.

Large Japanese companies, including Kyocera Corporation, are required to have a majority “outside” corporate auditors who must meet additional independence requirements under Japan’s company law. An “outside” corporate auditor means a corporate auditor who has not served as a director, manager or other employee of Kyocera Corporation or any of its subsidiaries previously.

As of March 31, 2007, Kyocera Corporation had five corporate auditors, of whom three were outside corporate auditors.

2. A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Kyocera Corporation employs a board of corporate auditors as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of members of the audit committee of a U.S. company: to audit the performance of the directors, and review and express opinions on the method of auditing by Kyocera Corporation’s independent auditors and on such independent auditors’ audit reports, for the protection of Kyocera Corporation’s shareholders.

Kyocera Corporation and other large Japanese companies, other than those which adopt a committee system under Japan’s company law or which adopt restrictions on share transfer, are required to have at least three corporate auditors. As of March 31, 2007, Kyocera Corporation had five corporate auditors. Each corporate auditor serves a four-year term of office. In contrast, the term of office of each director of Kyocera Corporation is two years.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Kyocera Corporation relies on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain requirements.

3. A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.

Kyocera Corporation’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. Kyocera Corporation’s corporate auditors are also elected at a general meeting of shareholders. A proposal by Kyocera Corporation’s board of directors to elect a corporate auditor must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that Kyocera Corporation’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. The corporate auditors have the right to state their opinions concerning election of a corporate auditor at the general meeting of shareholders.

4. A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.

The total amount of compensation for Kyocera Corporation directors and the total amount of compensation for Kyocera Corporation corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members.

5. A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.

Japanese companies, including Kyocera Corporation, often issue “stock acquisition rights” (granting the holder thereof the right to acquire from the issuer shares of its common stock at a prescribed price) for the purpose of granting stock options to their officers, etc. Typically, when stock acquisition rights are used for such purpose, they are issued under terms and conditions which are especially favorable to the recipients thereof, and because of that, such issuance is subject to approval at a general meeting of shareholders under Japan’s company law. Kyocera Corporation obtains approval at a general meeting of shareholders with respect to its issuance of stock acquisition rights for stock option purposes.

Corporate Social Responsibility (CSR)

Corporate Social Responsibility (CSR)

Since Kyocera’s founding, its management rationale has been “to provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.” The Kyocera Philosophy, on which management practices are based, upholds “doing what is right as a human being” as the principal criterion for making business decisions. The essence of Kyocera has thus always been a matter of working hard for the ultimate good of society and mankind, based on fundamental ethical and moral values — values that derive their power to motivate from the best aspects of the human character: justice, equality, integrity, industry, courage, philanthropy, humility and loyalty. Hence, for Kyocera, CSR does not represent new concept or value system, but is rather a question of putting the Kyocera Philosophy into action. Kyo-cera’s firm conviction is that implementing this philosophy helps to build mutual trust with customers, stockholders, suppliers, local communities and other stakeholders, and contributes to the sustainable long-term development of both Kyocera and society in general.

Kyocera CSR Activities

CSR Policies

Kyocera CSR activities focus on four areas:

•	“Amoeba Management” system

•	Corporate governance

•	Social contributions

•	Stakeholder communications

CSR Promotional Framework

Kyocera has a CSR Committee and a Corporate CSR Division to oversee and promote CSR activities across the Kyocera Group. The CSR Committee discusses, formulates and implements CSR-related company policy on a global basis while promoting CSR activities within Kyocera. The Corporate CSR Division is responsible for developing specific Group-wide activities based on the policies and related matters determined by the CSR Committee.

Major Social Contribution Activities

Kyocera is committed to creating useful products that contribute to human progress in economic and social terms. As a responsible corporate citizen, Kyocera maintains an active concern for issues that affect local communities and society as a whole. Besides working to address these specific issues, Kyocera strives to utilize its position as a major corporation to contribute both economically and culturally to society through sponsorship and other activities.

Sustainability Presentations

Kyocera production sites conduct regular sustainability presentations as part of their efforts to improve communications with local communities. Site managers invite local residents, government officials and supplier representatives to attend these presentations on the economic, social and environmental activities of Kyocera. These occasions also provide opportunities for factory tours and discussions of related issues.

Major Environmental Preservation Activities

Environmental issues threaten to imperil the very survival of humanity. In recognition of this, Kyocera is actively working to develop eco-friendly products while promoting environmental preservation activities such as recycling and reducing greenhouse gas emissions and industrial wastes. Ensuring that emitted substances are as biodegradable as possible is one of Kyocera’s basic environmental guidelines.

Product Eco-Assessment System

Kyocera has adopted an Environment-Consciousness Evaluation System to promote the development of eco-friendly products. Under this system, all our business and development divisions evaluate the eco-consciousness of their products and technologies at each development stage. This process involves quantitative assessments of the resources and energies consumed over the course of a product’s life cycle, along with estimates of the environmental impact of any related emissions. A product that meets eco-conscious criteria is given an eco-label designating it as a “Kyocera Global Eco-Friendly Product.” Through this initiative, Kyocera aims to fulfill its social responsibility as a manufacturer to promote the development of eco-friendly parts and finished products from the design stage onward.

For further details of these CSR activities, please refer to the Kyocera Sustainability Report, which is accessible online at Kyocera’s web site.

In English:

http://global.kyocera.com/ecology/2007.html

In Japanese:

http://www.kyocera.co.jp/ecology/2007.html

Financial Section

Contents

18	Operating and Financial Review and Prospects

35	Selected Financial Data

35	Market Price and Dividend Data

36	Consolidated Balance Sheets

38	Consolidated Statements of Income

39	Consolidated Statements of Stockholders’ Equity

40	Consolidated Statements of Cash Flows

41	Notes to The Consolidated Financial Statements

70	Controls and Procedures

71	Report of Independent Registered Public Accounting Firm

Financial Section

Operating and Financial Review and Prospects

Kyocera Corporation and Consolidated Subsidiaries

Presentation of Certain Information in Financial Section of Annual Report 2007

•	References to “Kyocera,” or “Kyocera Group” are to Kyocera Corporation and, except as the context otherwise requires, its consolidated subsidiaries.

•	“Fiscal 2007” refers to Kyocera’s fiscal year ended March 31, 2007, and other fiscal years are referred to in the corresponding manner.

•	“U.S. dollar” or “$” means the lawful currency of the United States of America, “yen” or “¥” means the lawful currency of Japan and “Euro” means the lawful currency of the European Union.

•	Unless otherwise indicated, the yen amounts for the year ended March 31, 2007 and as of March 31, 2007 are translated into U.S. dollars solely for readers’ convenience at the rate of ¥118.00 = $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007, rounded to the nearest yen. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in the U.S. dollars.

Operating Results

Overview

Kyocera develops, produces and distributes various kinds of products mainly for the telecommunications and information processing and environmental protection markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business mainly through active mergers and acquisitions, as well as applying its fine ceramic technologies to the areas of semiconductor parts, electronic devices, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as computers, automobiles, printers, copying machines and multifunctional systems, as well as consumer electronic equipment such as mobile phone handsets, digital still cameras and digital TVs. Kyocera earns revenue and income and generates cash through sales of these products.

Kyocera’s operations are classified into eight reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, (7) Optical Equipment Group and (8) Others. Kyocera categorizes the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group and the Electronic Device Group into one main business referred to as “the Components Business,” and also categorizes the Telecommunications Equipment Group, the Information Equipment Group and the Optical Equipment Group into another main business referred to as “the Equipment Business.”

Most of Kyocera’s profits are derived from sales of products and provision of services in the information technology (IT) markets, including the electronic equipment related market. In fiscal 2007, production of digital consumer equipment such as mobile phone handsets, digital TVs and new game consoles recorded a significant year-on-year increase, which led to strong components demand for such electronic equipment. Amid a favorable market environment with strong demand for digital consumer equipment throughout fiscal 2007, Kyocera worked aggressively to launch new products and to improve productivity with the goal of achieving continuous sales expansion and high profitability. In addition, during fiscal 2007, efforts were made to strengthen “Amoeba Management System,” Kyocera’s unique management control system, in order to revitalize all business segments (“operational excellence”) within the Kyocera Group and to boost ability to achieve goals (“executional excellence”) across the Kyocera Group. As a result, sales and profits increased in both the Components and the Equipment Businesses compared with fiscal 2006.

Results of operations

The following table shows a summary of Kyocera’s results of operations for fiscal 2006 and fiscal 2007:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,					Increase (Decrease)
	2006		2007
	Amount	%	Amount		%	%
Net sales	¥1,173,544	100.0	¥1,283,897	$10,880,483	100.0	9.4
Cost of sales	835,042	71.2	900,470	7,631,102	70.1	7.8

Gross profit	338,502	28.8	383,427	3,249,381	29.9	13.3
Selling, general and administrative expenses	238,807	20.3	248,325	2,104,449	19.4	4.0

Profit from operations	99,695	8.5	135,102	1,144,932	10.5	35.5

Other income (expense):
Interest and dividend income	8,990	0.8	15,472	131,119	1.2	72.1
Interest expense	(1,301)	(0.1)	(1,647)	(13,958)	(0.1)	—
Foreign currency transaction losses, net	(316)	(0.0)	(65)	(551)	(0.0)	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	(0.1)	2,621	22,212	0.2	—
Gains on sales and maturities of securities, net	1,472	0.1	3,819	32,365	0.3	159.4
Gains on exchange for the shares	5,294	0.4	24	203	0.0	(99.5)
Gain on sale of investment in an affiliate	6,931	0.6	26	220	0.0	(99.6)
Loss on impairment of investment in an affiliate	(3,492)	(0.3)	—	—	—	—
Other, net	1,180	0.1	1,188	10,068	0.1	0.7

	17,542	1.5	21,438	181,678	1.7	22.2

Income from continuing operations before income taxes and minority interests	117,237	10.0	156,540	1,326,610	12.2	33.5
Income taxes	46,760	4.0	48,887	414,297	3.8	4.5

Income from continuing operations before minority interests	70,477	6.0	107,653	912,313	8.4	52.7

Minority interests	(4,389)	(0.4)	(6,324)	(53,593)	(0.5)	—
Income from continuing operations	66,088	5.6	101,329	858,720	7.9	53.3
Income from discontinued operations	3,608	0.3	5,175	43,856	0.4	43.4

Net income	¥69,696	5.9	¥106,504	$902,576	8.3	52.8

Note 1.	Kyocera sold its entire shares in Kyocera Leasing Co., Ltd. (KLC), a subsidiary engaged in financing services; as a result, business results and profit on sales for KLC for fiscal 2007 have been recorded as income from discontinued operations in conformity with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the impairment or disposal of Long-Lived Assets.” Figures for fiscal 2006 have been retrospectively reclassified for comparative purposes. As a result, reclassified consolidated net sales for fiscal 2006 decreased by ¥7,945 million compared with the result previously reported, reclassified profit from operations decreased by ¥3,512 million and income from continuing operations before income taxes and minority interests for fiscal 2006 decreased by ¥4,151 million, respectively.

Net sales

Consolidated net sales for fiscal 2007 increased by ¥110,353 million ($935 million), or 9.4%, to ¥1,283,897 million ($10,880 million) compared with ¥1,173,544 million in fiscal 2006.

Consolidated net sales in the Components Business in fiscal 2007 increased by ¥69,058 million ($585 million), or 11.9%, to ¥650,877 million ($5,516 million) compared with fiscal 2006. In particular, sales in the Electronic Device Group were strong throughout the year, notably ceramic capacitors and timing devices, and thus sales in the Electronic Device Group resulted in an increase of ¥26,564 million ($225 million), or 10.2% compared with fiscal 2006. In addition, sales in the Fine Ceramic Parts Group, the Semiconductor Parts Group and the Applied Ceramic Products Group also achieved growth of 17.2%, 12.6% and 11.5%, respectively, compared with fiscal 2006.

Consolidated net sales in the Equipment Business increased by ¥38,305 million ($325 million), or 7.8%, to ¥531,668 million ($4,506 million) compared with fiscal 2006. Sales in the Telecommunications Equipment Group and the Information Equipment Group increased by ¥22,148 million ($188 million), or 9.7% and ¥19,400 million ($164 million), or 7.8% compared with fiscal 2006. These increases were due to strong demand in mobile phone handsets and new printers and multifunctional systems.

A detailed analysis and discussion of Kyocera’s net sales by reporting segment and geographic segment are as follows:

Net sales by reporting segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2006 and fiscal 2007 by the eight reporting segments:

	(Yen in millions and U.S dollars in thousands)
	Years ended March 31,					Increase (Decrease)
	2006		2007
	Amount	%	Amount		%	%
Fine Ceramic Parts Group	¥69,373	5.9	¥81,326	$689,203	6.3	17.2
Semiconductor Parts Group	135,299	11.6	152,292	1,290,610	11.9	12.6
Applied Ceramic Products Group	117,555	10.0	131,103	1,111,042	10.2	11.5
Electronic Device Group	259,592	22.1	286,156	2,425,051	22.3	10.2

Total Components Business	581,819	49.6	650,877	5,515,906	50.7	11.9
Telecommunications Equipment Group	229,035	19.5	251,183	2,128,670	19.6	9.7
Information Equipment Group	249,381	21.2	268,781	2,277,805	20.9	7.8
Optical Equipment Group	14,947	1.3	11,704	99,187	0.9	(21.7)

Total Equipment Business	493,363	42.0	531,668	4,505,662	41.4	7.8
Others	117,409	10.0	125,656	1,064,881	9.8	7.0
Adjustments and eliminations	(19,047)	(1.6)	(24,304)	(205,966)	(1.9)	—

	¥1,173,544	100.0	¥1,283,897	$10,880,483	100.0	9.4

Note 2.	Commencing in fiscal 2007, the Precision Machine Division of Kyocera Corporation, formerly included within “Corporate,” has been reclassified into “Others.” Accordingly, previously reported results of these reporting segments for fiscal 2006 have been retrospectively reclassified.

Note 3.	For the reasons set forth in Note 1 and Note 2, net sales of “Others” in fiscal 2006 decreased by ¥7,565 million and “Adjustments and eliminations” increased by ¥(380) million compared with those previously reported.

(1) Fine Ceramic Parts Group

Sales in this segment in fiscal 2007 increased by ¥11,953 million ($101 million), or 17.2%, to ¥81,326 million ($689 million) compared with ¥69,373 million in fiscal 2006. This increase was due primarily to expanded demand for components for semiconductor processing equipment, spurred by strong production activities in the semiconductor industry.

(2) Semiconductor Parts Group

Sales in this segment increased by ¥16,993 million ($144 million), or 12.6%, to ¥152,292 million ($1,291 million) compared with ¥135,299 million in fiscal 2006. This increase was due mainly to raised demand for ceramic packages used in mobile phone handsets and digital-still-cameras.

(3) Applied Ceramic Products Group

Sales in this segment increased by ¥13,548 million ($115 million), or 11.5%, to ¥131,103 million ($1,111 million) compared with ¥117,555 million in fiscal 2006. This increase was due mainly to sales growth of solar energy products, particularly in the European market, combined with increasing demand for medical materials and cutting tools.

(4) Electronic Device Group

Sales in this segment increased by ¥26,564 million ($225 million), or 10.2%, to ¥286,156 million ($2,425 million) compared with ¥259,592 million in fiscal 2006. Demand for products such as ceramic capacitors, crystal-related components and connectors, expanded due primarily to strong production activity for digital consumer equipment. In addition, AVX Corporation (AVX), a U.S. subsidiary, also recorded increased sales.

(5) Telecommunications Equipment Group

Sales in this segment increased by ¥22,148 million ($188 million), or 9.7%, to ¥251,183 million ($2,129 million) compared with ¥229,035 million in fiscal 2006. This increase was due to sales growth of new mobile phone handsets in Japan and overseas.

(6) Information Equipment Group

Sales in this segment increased by ¥19,400 million ($164 million), or 7.8%, to ¥268,781 million ($2,278 million) compared with ¥249,381 million in fiscal 2006. Sales of multifunctional systems and ECOSYS printers expanded in overseas resulting from aggressive introduction of new products and enhanced marketing activities.

(7) Optical Equipment Group

Sales in this segment decreased by ¥3,243 million ($27 million), or 21.7%, to ¥11,704 million ($99 million) compared with ¥14,947 million in fiscal 2006. This decrease was due mainly to the downsizing of the camera business and slow demand for camera modules for mobile phone handsets.

(8) Others

Sales in this segment increased by ¥8,247 million ($70 million), or 7.0%, to ¥125,656 million ($1,065 million) compared with ¥117,409 million in fiscal 2006. This increase was due mainly to growth of sales in the telecommunications engineering business at Kyocera Communication Systems Co., Ltd. (KCCS)

Net sales by geographic segment

The following table shows a breakdown of Kyocera’s total consolidated net sales for fiscal 2006 and fiscal 2007, distinguishing between domestic and overseas sales and, with respect to overseas sales, showing the geographical areas in which such sales were made:

	(Yen in millions and U.S dollars in thousands)
	Years ended March 31,					Increase
	2006		2007			(Decrease)
	Amount	%	Amount		%	%
Japan	¥467,035	39.8	¥496,959	$4,211,517	38.7	6.4
United States of America	253,696	21.6	274,361	2,325,093	21.4	8.1
Asia	198,731	16.9	216,663	1,836,127	16.9	9.0
Europe	184,351	15.7	210,726	1,785,814	16.4	14.3
Others	69,731	6.0	85,188	721,932	6.6	22.2

	¥1,173,544	100.0	¥1,283,897	$10,880,483	100.0	9.4

Note 4.	For the reasons set forth in Note 1, consolidated sales in Japan in fiscal 2006 decreased by ¥7,945 million, compared with those previously reported.

Sales in Japan, which comprised 38.7% of consolidated net sales, increased by ¥29,924 million ($254 million), or 6.4%, to ¥496,959 million ($4,212 million) compared with ¥467,035 million in fiscal 2006 due to sales growth in mobile phone handsets and products in the Fine Ceramic Parts Group, such as components for semiconductor processing equipment. Overseas sales, which comprised 61.3% of consolidated net sales, increased by ¥80,429 million ($682 million), or 11.4%, to ¥786,938 million ($6,669 million) compared with ¥706,509 million in fiscal 2006, due to sales growth of the Electronic Device Group in Asia, the Information Equipment and solar energy business in Europe, and of mobile phone handsets and the Semiconductor Parts Group in the United States.

Since almost all overseas sales were denominated in U.S. dollars or Euro, the depreciation of the yen against these currencies during fiscal 2007 produced a positive impact of approximately ¥39.6 billion ($336 million) in net sales compared with fiscal 2006, after translation into yen.

Sales in the United States increased by ¥20,665 million ($175 million), or 8.1%, to ¥274,361 million ($2,325 million) compared with ¥253,696 million in fiscal 2006 due to sales growth of mobile phone handsets at Kyocera Wireless Corp. (KWC), the Semiconductor Parts Group and the Information Equipment Group. Sales in Asia increased by ¥17,932 million ($152 million), or 9.0%, to ¥216,663 million ($1,836 million) compared with ¥198,731 million in fiscal 2006 due to higher sales growth of the Electronic Device Group for digital consumer equipment and of the Semiconductor Parts Group. Sales in Europe increased by ¥26,375 million ($224 million), or 14.3%, to ¥210,726 million ($1,786 million) compared with ¥184,351 million in fiscal 2006 due mainly to sales growth of the Information Equipment Group such as ECOSYS printers and multifunctional systems and the Electronic Device Group, combined with expanded sales in solar energy products. Sales in Others increased by ¥15,457 million ($131 million), or 22.2%, to ¥85,188 million ($722 million) compared with ¥69,731 million in fiscal 2006 due primarily to sales growth of mobile phone handsets.

Cost of sales and gross profit

In fiscal 2007, cost of sales increased by ¥65,428 million ($554 million), or 7.8%, to ¥900,470 million ($7,631 million) from ¥835,042 million in fiscal 2006. This is due mainly to an increase in net sales and raw material costs increased with expansion of production due to strong demand in the Components Business and the Equipment Business.

Raw material costs of ¥388,095 million ($3,289 million) accounted for 43.1%, and labor costs of ¥163,836 million ($1,388 million) accounted for 18.2% out of the total cost of sales. The ratio of cost of sales to net sales was 70.1%, a decrease of 1.1 points compared with 71.2% in fiscal 2006, which was led by improved productivity. Reduction of production costs at KWC as a result of structual reforms and also cost reduction in the Optical Equipment Group due mainly to the downsizing of the camera business contributed to this improvement.

As a result, gross profit increased by ¥44,925 million ($381 million), or 13.3%, in fiscal 2007 to ¥383,427 million ($3,249 million) from ¥338,502 million in fiscal 2006. The gross profit ratio increased by 1.1 points from 28.8% to 29.9%.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2007 increased by ¥9,518 million ($81 million), or 4.0%, to ¥248,325 million ($2,104 million) compared with ¥238,807 million in fiscal 2006. Labor cost was ¥119,267 million ($1,011 million), or 48.0% of total SG&A expenses, and sales promotion and advertising cost was ¥41,337 million ($350 million), or 16.6% of total SG&A expenses. The proportion of SG&A expenses to net sales dropped by 0.9 points to 19.4% in fiscal 2007 compared with 20.3% in fiscal 2006. The primary reason for the increase in SG&A expenses in fiscal 2007 was an increase in sales promotion costs due to vigorous marketing efforts and in software development costs in the Equipment Business.

Although SG&A expenses increased as above, profit from operations increased by ¥35,407 million ($300 million), or 35.5%, to ¥135,102 million ($1,145 million) compared with ¥99,695 million in fiscal 2006 due to further increase of gross profit. The operating margin rose by 2.0 points to 10.5% in fiscal 2007 compared with 8.5% in fiscal 2006.

Interest and dividend income

Interest and dividend income in fiscal 2007 increased by ¥6,482 million ($55 million), or 72.1%, to ¥15,472 million ($131 million) compared with ¥8,990 million in fiscal 2006. This was mainly due to favorable investment management results and an increase in dividend income from KDDI Corporation (KDDI). Kyocera has an investment policy aimed at low risk, stability and liquidity, and does not typically invest in high-risk financial instruments only for pursuing profits.

Interest expense

Interest expense in fiscal 2007 increased by ¥346 million ($3 million), or 26.6%, to ¥1,647 million ($14 million) compared with ¥1,301 million in fiscal 2006. This was mainly due to an increase in interest expense at foreign subsidiaries and a slight upward trend of interest rates in Japanese financial market.

Foreign currency translation

During fiscal 2007, the averaged exchange rate into the yen depreciated by ¥4, or 3.5%, against the U.S. dollar and depreciated by ¥12, or 8.7%, against Euro compared with fiscal 2006, respectively. At March 31, 2007, the yen depreciated by ¥1, or 0.9%, against the U.S. dollar and depreciated by ¥14, or 9.8%, against Euro compared with at March 31, 2006, respectively. Kyocera recorded foreign currency transaction losses of ¥65 million ($1 million) in fiscal 2007.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes.

Gains and losses from investments

In fiscal 2007, Kyocera’s earnings or losses on equity-method investments resulted in earnings of ¥2,621 million ($22 million), an increase of ¥3,837 million ($33 million) compared with losses of ¥1,216 million in fiscal 2006. Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2007 was derived mainly from interests in WILLCOM INC.(WILLCOM).

Kyocera Corporation owns a 30% interest in WILLCOM, which operates a PHS service in Japan. Kyocera Corporation accounted for this investment using the equity method. WILLCOM recorded net losses due mainly to temporary sales commission in fiscal 2006. However, WILLCOM recorded net income derived from an increase in net sales originated by steady increase of customers in fiscal 2007. As a result, Kyocera recognized earnings on equity method investments.

Gains on sales and maturities of securities, net in fiscal 2007 increased by ¥2,347 million ($20 million), or 159.4%, to ¥3,819 million ($32 million) compared with ¥1,472 million in fiscal 2006. This was due mainly to realization of unrealized gains by sale of investment securities.

Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group, Inc. As a result of this share exchange, Kyocera recorded a gain of ¥5,281 million in fiscal 2006.

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business. Kyocera accounted for its investment under the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for the shares of Taito Corporation by Square Enix Co., Ltd., one of the leading companies in the game software industry. As a result of this sale of the shares of Taito Corporation, Kyocera Corporation recorded a gain on sales of investment in an affiliate of ¥6,931 million in fiscal 2006.

Kyocera Mita Corporation (KMC) owns a 30% interest in Triumph-Adler AG Group (TA), which is a distributor of office equipment and accounted for its investment under the equity method. Kyocera recognized loss on impairment of investment in TA of ¥3,492 million due to an extended decline in its market value in fiscal 2006. Kyocera did not recognize loss on impairment of investment in TA due to increase of its market value in fiscal 2007.

Income from continuing operations before income taxes

Enhanced profitability through the effects of increased sales and improved productivity contributed to increased operating profit of all reporting segments in the Components and the Equipment Businesses. In addition, interest and dividend income and equity in earnings of affiliates and unconsolidated subsidiaries increased compared with fiscal 2006. As a result, income from continuing operations before income taxes for fiscal 2007 increased by ¥39,303 million ($333 million), or 33.5%, to ¥156,540 million ($1,327 million) compared with ¥117,237 million in fiscal 2006. Operating profit in the Components Business resulted in an increase of ¥26,906 million ($228 million), or 34.6% due primarily to sales growth and improvement productivity in the Electronic Device Group. Operating profit in the Equipment Business significantly increased by ¥13,434 million ($114 million), or 71.0% due to rising sales of the Information Equipment Group, making a profit in the Telecommunications Equipment Group and decreased operating loss in the Optical Equipment Group.

Operating profit by reporting segment

The following table shows a breakdown of Kyocera’s consolidated income from continuing operations before income taxes, and operating profit for fiscal 2006 and fiscal 2007 by the eight reporting segments:

	(Yen in millions and U.S dollars in thousands)
	Years ended March 31,					Increase (Decrease)
	2006		2007
	Amount	%	Amount		%	%
Fine Ceramic Parts Group	¥11,014	15.9	¥15,677	$132,856	19.3	42.3
Semiconductor Parts Group	17,742	13.1	22,210	188,220	14.6	25.2
Applied Ceramic Products Group	21,876	18.6	22,334	189,271	17.0	2.1
Electronic Device Group	27,170	10.5	44,487	377,009	15.5	63.7

Total Components Business	77,802	13.4	104,708	887,356	16.1	34.6
Telecommunications Equipment Group	(1,706)	—	291	2,466	0.1	—
Information Equipment Group	26,412	10.6	33,970	287,881	12.6	28.6
Optical Equipment Group	(5,774)	—	(1,895)	(16,059)	—	—

Total Equipment Business	18,932	3.8	32,366	274,288	6.1	71.0
Others	8,983	7.7	8,776	74,373	7.0	(2.3)

Operating profit	105,717	9.0	145,850	1,236,017	11.4	38.0
Corporate	12,785	—	8,569	72,618	—	(33.0)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,216)	—	2,621	22,212	—	—
Adjustments and eliminations	(49)	—	(500)	(4,237)	—	—

Income from continuing operations before income taxes	¥117,237	10.0	¥156,540	$1,326,610	12.2	33.5

Note 5.	For the reasons set forth in Note 1 and Note 2, operating profit of “Others” in fiscal 2006 decreased by ¥3,577 million, “Corporate” decreased by ¥573 million and “Adjustments and eliminations” increased by ¥(1) million compared with those previously announced.

(1) Fine Ceramic Parts Group

Operating profit in this segment increased by ¥4,663 million ($40 million), or 42.3%, to ¥15,677 million ($133 million) compared with ¥11,014 million in fiscal 2006. This was primarily due to sales growth of components for semiconductor processing equipment, which is the core products in this reporting segment.

(2) Semiconductor Parts Group

Operating profit in this segment increased by ¥4,468 million ($38 million), or 25.2%, to ¥22,210 million ($188 million) compared with ¥17,742 million in fiscal 2006. This increase was due mainly to sales growth of ceramic packages for mobile phone handsets and digital still cameras.

(3) Applied Ceramic Products Group

Operating profit in this segment increased by ¥458 million ($4 million), or 2.1%, to ¥22,334 million ($189 million) compared with ¥21,876 million in fiscal 2006. Operating profit in this segment grew due mainly to increased profit in dental implants, artificial bone and joint prosthesis and jewelry and applied ceramic related products.

(4) Electronic Device Group

Operating profit in this segment increased by ¥17,317 million ($147 million), or 63.7%, to ¥44,487 million ($377 million) compared with ¥27,170 million in fiscal 2006. Demand for products such as capacitors, crystal-related components and connectors, expanded due primarily to strong production activity for digital consumer equipment throughout the year. In addition, AVX in particular, improved its operating profit.

(5) Telecommunications Equipment Group

Operating profit in this segment improved by ¥1,997 million ($17 million) to ¥291 million ($2 million) compared with ¥1,706 million in operating loss in fiscal 2006. Despite the impairment loss of inventory in the PHS business in fiscal 2007, operating profit in this segment improved due to reduction of operating loss at KWC as a result of structural reforms along with sales growth of new mobile phone handsets in Japan.

(6) Information Equipment Group

Operating profit in this segment increased by ¥7,558 million ($64 million), or 28.6%, to ¥33,970 million ($288 million) compared with ¥26,412 million in fiscal 2006. This was due to sales growth of ECOSYS printers, multifunctional systems and consumables as well as the positive effects of the yen’s depreciation against the European currencies and the U.S. dollar.

(7) Optical Equipment Group

Operating loss in this segment decreased by ¥3,879 million ($33 million), to ¥1,895 million ($16 million) compared with ¥5,774 million in fiscal 2006 due mainly to the downsizing of the camera business and absence of expense on structural reform.

(8) Others

Operating profit in this segment decreased by ¥207 million ($2 million), or 2.3%, to ¥8,776 million ($74 million) compared with ¥8,983 million in fiscal 2006. This decline was due mainly to impairment of goodwill, which was caused by stagnant sales and profit results amounting to ¥1,478 million ($13 million) at a domestic subsidiary.

Corporate

Corporate income and losses constitute income and expenses related to the provision of management-related services by Kyocera’s head office to each reporting segment, together with any profit-and-loss items that management judges not to belong within the above reporting segments, such as gains or losses relating to investment securities. Corporate income decreased by ¥4,216 million ($36 million), or 33.0%, to ¥8,569 million ($73 million) compared with ¥12,785 million in fiscal 2006. Interest and dividend income, which were the main contributors, increased compared with fiscal 2006. However, the income in fiscal 2006 included a gain of ¥6,931 million through the sale of entire shares of Taito Corporation, an exchange gain of ¥5,281 million on shares of UFJ Holdings, Inc. in connection with the exchange of shares for the shares of Mitsubishi UFJ Financial Group, and a loss of ¥3,492 million on impairment of investment in TA, an affiliate of KMC. As a result, corporate profit decreased compared with fiscal 2006.

Taxes

Current and deferred income taxes in fiscal 2007 increased by ¥2,127 million ($18 million), or 4.5%, to ¥48,887 million ($414 million) compared with ¥46,760 million in fiscal 2006.

Current income taxes in fiscal 2007 included the tax refunds of ¥4,305 million ($36 million). The tax refunds were related to the cancellation of a portion of ¥12,748 additional taxes imposed by Osaka Regional Tax Bureau on March 28, 2005 which Kyocera had expensed in the year ended March 31, 2005. For detailed information, see Note 14 to the Consolidated Financial Statements in this annual report.

The effective tax rate of 31.2% in fiscal 2007 was 8.7 points lower than 39.9% in fiscal 2006. The decrease in the effective tax rate is due mainly to the changes in valuation allowance against deferred tax assets. In fiscal 2006, Kyocera recognized additional valuation allowance against deferred tax assets at several subsidiaries with continued losses, which made the effective tax rate 5.8% higher than the Japanese statutory tax rate. In fiscal 2007, there were no significant changes in valuation allowance against deferred tax assets. The tax refunds related to the transfer pricing adjustments also contributed to the lower effective tax rate in fiscal 2007, which made the effective tax rate 2.8% lower than the Japanese statutory tax rate. For detailed information, see Note 16 to the Consolidated Financial Statements in this annual report.

Minority interests

Kyocera’s minority interests are principally related to AVX, which accounted for approximately 30% of all minority ownership interests. Minority interests increased by ¥1,935 million ($16 million) to ¥6,324 million ($54 million) in fiscal 2007 compared with ¥4,389 million in fiscal 2006. This was due mainly to a large increase in net income at AVX.

Sale of the shares of Kyocera Leasing Co., Ltd.

On August 1, 2006, Kyocera sold its entire shares in KLC (presently Diamond Asset Finance Company Limited) to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited) for ¥25,274 million ($214 million), aimed to concentrate Kyocera’s management resources on its core businesses to enhance and improve its corporate value. In recent years, within the financing industry, active reorganization has been ongoing. Amid such circumstances, Kyocera considered it was better for KLC to work with Diamond Lease Company Limited, not with Kyocera which is mainly engaged in manufacturing, to enable KLC to continue to grow and further develop its businesses. Kyocera also believed this sale would enable Kyocera to concentrate management resources on its businesses requiring enhancement to improve its corporate value.

Kyocera has accounted for the results of operations and the sale of KLC less appreciable income taxes, as discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in its consolidated statements of income.

Liquidity and Capital Resources

Capital resources

In the short term, Kyocera expects cash demands for working capital and funds for capital expenditures required for the expansion of operations, purchases of Kyocera Corporation’s common stock, and payments of dividends to stockholders. Kyocera’s primary source of short-term liquidity is cash generated by operations. Certain subsidiaries also generate capital in the form of loans from financial institutions. At March 31, 2007, Kyocera’s short-term borrowings and long-term debt including current portion totaled ¥28,386 million ($241 million). The ratio to total assets of 1.3% still reflected at a low level of dependence. Most borrowings were denominated in the yen, the U.S. dollar and the Euro but certain borrowings were denominated in other foreign currencies. Details of these borrowings are described in “Tabular Disclosure of Contractual obligations,” which also includes the information regarding obligations for the acquisition or construction of property, plant and equipment.

Capital expenditures in fiscal 2007 decreased by ¥18,964 million ($161 million), or 21.3%, to ¥69,896 million ($592 million) from ¥88,860 million in fiscal 2006. In fiscal 2007, Kyocera made capital expenditures particularly to increase production capacity in the Electronic Device Group with business expansion. However, overall capital expenditures in fiscal 2007 decreased compared with fiscal 2006, which included large-scale capital expenditures in the organic package business and the solar energy business. R&D expenditures increased by ¥3,664 million ($31 million), or 6.4%, to ¥61,100 million ($518 million) from ¥57,436 million in fiscal 2006. Nearly all capital and R&D expenditures were funded using cash in hand or cash generated by operations.

During fiscal 2008, Kyocera expects total capital expenditures to be approximately ¥86,000 million ($729 million), and total R&D expenditures to be approximately ¥67,000 million ($568 million). Kyocera believes that Kyocera needs to invest its resources continuously in the development of new business areas and improved technology in order to create new products, commercialize advanced technologies and thereby secure future earnings streams.

At March 31, 2007, Kyocera’s working capital totaled ¥740,303 million ($6,274 million), an increase of ¥198,258 million ($1,680 million), or 36.6%, from ¥542,045 million at March 31, 2006. This was due to the effect of an increase in short-term investments including negotiable certificate of deposits and a decrease of debt by the sale of KLC in fiscal 2007. Kyocera plans to continue to improve capital efficiency by shortening manufacturing lead-time and reducing inventory level. Cash from operations has generally been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, debt repayments and other obligations. Kyocera’s net cash provided by operating activities in fiscal 2007 was ¥149,644 million ($1,268 million) and cash and cash equivalents at March 31, 2007 were ¥282,208 million ($2,392 million). Kyocera believes that its working capital is sufficient for present and predictable future requirements.

Kyocera Corporation holds its treasury stock to facilitate the implementation of flexible capital policies and to develop its business in a dynamic manner in response to changes in the operating environment.

In fiscal 2007, Kyocera Corporation paid cash dividends totaling ¥18,787 million ($159 million), at ¥100 ($0.8) per share. Kyocera Corporation received approval at the general meeting of shareholders held on June 27, 2007 for the payment of year-end dividends totaling ¥11,319 million ($96 million), ¥60 ($0.5) per share, on June 28, 2007 to all stockholders of record on March 31, 2007.

Kyocera believes cash on hand and cash from operations will be sufficient to fund all cash requirements outlined above, at least through fiscal 2008. Consequently, Kyocera does not currently intend to use any other external financing sources that might affect its credit agency ratings. If cash generated by operations are insufficient for funding purposes, Kyocera retains other financing options, including external sources, such as short-term or long-term borrowings, as well as financing directly in the capital markets through issuances of debt or equity securities. As evidenced by an equity to assets ratio of 71.1% at March 31, 2007, Kyocera maintains a strong financial position, which leads Kyocera to believe that any capital requirements could be secured from external sources at a relatively low cost. Kyocera also maintains good business relationships with several major financial institutions.

Any future significant deterioration in market demand for Kyocera’s products, or a slump in product prices to levels substantially below those projected by Kyocera, could adversely affect Kyocera’s operating results and financial position, possibly resulting in reduced liquidity.

Cash flows

The following table shows a summary of Kyocera’s cash flows for fiscal 2006 and fiscal 2007:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,			Increase
	2006	2007		(Decrease)
	Amount	Amount		%
Cash flows from operating activities	¥171,077	¥149,644	$1,268,169	(12.5)
Cash flows from investing activities	(165,467)	(151,703)	(1,285,619)	(8.3)
Cash flows from financing activities	(23,289)	(20,645)	(174,958)	(11.4)
Cash and cash equivalents at end of year	300,809	282,208	2,391,593	(6.2)

Net cash provided by operating activities in fiscal 2007 decreased by ¥21,433 million ($182 million), or 12.5%, to ¥149,644 million ($1,268 million) from ¥171,077 million in fiscal 2006. This was due mainly to decreases in cash inflow related to inventories and receivables, although net income increased by ¥36,808 million ($312 million), or 52.8%, to ¥106,504 million ($903 million) from ¥69,696 million in fiscal 2006. As a result, net cash provided by operating activities in fiscal 2007 decreased compared with fiscal 2006.

Net cash used in investing activities in fiscal 2007 decreased by ¥13,764 million ($117 million), or 8.3%, to ¥151,703 million ($1,286 million) from of ¥165,467 million in fiscal 2006.

There was ¥24,553 million ($208 million) of cash inflow proceeded from sale of shares of KLC in fiscal 2007 whereas there was ¥24,133 million of cash flow proceeded from sale of shares of Taito Corporation in fiscal 2006. In addition, although acquisition of time deposits significantly increased, there were decreases in payments for purchases of property, plant and equipment, and purchases of available-for-sales securities as well as increases in sales or redemptions of available-for-sales securities and withdrawals of time deposits. As a result, net cash used in investing activities in fiscal 2007 decreased compared with fiscal 2006.

Net cash used in financing activities in fiscal 2007 decreased by ¥2,644 million ($22 million), or 11.4%, to ¥20,645 million ($175 million) from ¥23,289 million in fiscal 2006. This was due to an increase by ¥5,327 million ($45 million) in sale of treasury stock by exercises of stock options and a decrease in payments of long-term debt, which exceeded decreases in proceeds from short-term borrowings and long-term debt. On August 1, 2006, Kyocera sold its shares in KLC, a subsidiary engaged in financing services. As a result, both the amounts of proceed from insurance of short-tem and long-term debts, and the amounts of payments of short-term and long-term debt, which are included in financial activities, will decrease in fiscal 2008 and afterwards, however, such decreases will not have significant effects on Kyocera’s cash flows in total. See Note 3 to the Consolidated Financial Statements in this annual report.

The yen’s depreciation against the U.S. dollar and Euro between March 31, 2006 and 2007 resulted in increases in cash and cash equivalents of ¥4,103 million ($35 million).

At March 31, 2007, cash and cash equivalents totaled ¥282,208 million ($2,392 million). This represented a decrease of ¥18,601 million ($158 million), or 6.2%, from ¥300,809 million at March 31, 2006. Most of Kyocera’s cash and cash equivalents were denominated in yen but certain cash and cash equivalents, mainly in overseas subsidiaries, were denominated in foreign currencies, such as the U.S. dollar.

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2007 increased by ¥198,942 million ($1,686 million), or 10.3%, to ¥2,130,464 million ($18,055 million), compared with ¥1,931,522 million at March 31, 2006.

Cash and cash equivalents decreased by ¥18,601 million ($158 million), or 6.2%, to ¥282,208 million ($2,392 million). This was due mainly to the effect of net cash used to cover dividend payments and deposit of negotiable certificates of deposits aiming for higher interest, exceeding net cash gained by operating activities as well as the sale of all of Kyocera’s shares of KLC.

Short-term investments increased by ¥125,553 million ($1,064 million), or 142.8%, to ¥213,495 million ($1,809 million), due mainly to increases in negotiable certificates of deposits and bonds maturing within one year, which were reclassified from securities and other investments.

Short-term and long-term finance receivables that were recognized as loan assets by KLC., were eliminated. This is because KLC ceased being a consolidated subsidiary of Kyocera as a result of the sale of all of Kyocera’s shares of KLC. in August 2006.

Accounts receivables increased by ¥25,987 million ($220 million), or 12.4%, to ¥236,380 million ($2,003 million), due mainly to an increase in sales in the Telecommunications Equipment Group at Kyocera Corporation and at KMC.

Inventories increased by ¥18,624 million ($158 million), or 9.8%, to ¥209,188 million ($1,773 million). This was due mainly to increases in finished goods held by KMC and Kyocera International Inc. (KII) as well as work-in-progress items of Kyocera Corporation and AVX, in line with increased sales and more new product lines.

Securities and other investments increased by ¥137,191 million ($ 1,163 million), or 24.8%, to ¥690,568 million ($5,852 million), due mainly to increased market value at March 31, 2007 of KDDI stock and other equity securities compared with March 31, 2006.

Total property, plant and equipment at cost, net of accumulated depreciation, decreased by ¥4,440 million ($38 million), or 1.6%, to ¥280,906 million ($2,381 million). Capital expenditure in fiscal 2007 was ¥69,896 million ($592 million), and depreciation was ¥70,155 million ($595 million).

Other assets increased by ¥23,627 million ($200 million), or 111.3%, to ¥44,855 million ($380 million). This increase was due mainly to an increase of ¥23,614 million ($200 million) prepaid benefit costs upon Kyocera’s adoption of SFAS No.158, “Employer’s Accounting for Defined Benefit Pension and Other Post-retirement Plans.”

Kyocera’s total liabilities at March 31, 2007 decreased by ¥28,522 million ($242 million), or 4.9%, to ¥548,981 million ($4,652 million), compared with ¥577,503 million at March 31, 2006.

Total debt, composed of short-term borrowings and long-term debt including debt due within one year, decreased by ¥112,186 million ($951 million), or 79.8%, to ¥28,386 million ($241 million), due mainly to the sale of KLC.

Deferred income taxes-non-current liabilities increased by ¥81,172 million ($688 million), or 64.6%, to ¥206,858 million ($1,753 million), due mainly to an increase in market value at March 31, 2007 of KDDI stock and other equity securities compared with March 31, 2006.

Minority interests in subsidiaries, principally AVX, increased by ¥1,981 million ($17 million), or 3.1%, to ¥66,923 million ($567 million), compared with ¥64,942 million at March 31, 2006, due mainly to strong performance at AVX.

Total stockholders’ equity at March 31, 2007 increased by ¥225,483 million ($1,911 million), or 17.5%, to ¥1,514,560 million ($12,835 million), compared with ¥1,289,077 million at March 31, 2006.

Retained earnings at March 31, 2007 increased by ¥87,717 million ($743 million), or 9.1%, due to net income for fiscal 2007 of ¥106,504 million ($903 million), less cash dividend payments of ¥18,787 million ($159 million).

Accumulated other comprehensive income increased by ¥130,109 million ($1,103 million), or 178.4%, to ¥203,056 million ($1,721 million). Net unrealized gains on securities increased by ¥102,021 million ($865 million), or 123.4%, due mainly to increased market value at March 31, 2007 of KDDI stock and other equity securities compared with March 31, 2006. Pension adjustments, which were reported for the first time upon Kyocera’s adoption of the SFAS No.158, were ¥15,419 million ($131 million), at March 31, 2007. Foreign currency translation adjustments increased by ¥10,474 million ($89 million), to ¥2,904 million ($25 million), due mainly to the depreciation of the yen against the euro.

The stockholders’ equity ratio at March 31, 2007 was 71.1%, up 4.4 percentage points from 66.7% at March 31, 2006.

Significant customer

In fiscal 2007, Kyocera’s sales to KDDI amounted to ¥123,163 million ($1,044 million), or 9.6% of consolidated net sales.

KDDI provides telecommunication services, and Kyocera sells mainly telecommunication equipments to KDDI. Kyocera Corporation made an equity investment in KDDI when it was founded and currently, a director of Kyocera Corporation is a member of the board of directors of KDDI. At March 31, 2007, Kyocera Corporation’s equity interest in KDDI was 12.76%. Kyocera serves KDDI as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm’s-length basis. Kyocera expects that KDDI will remain a significant customer in the future.

Tabular disclosure of contractual obligations

The following tables provide information about Kyocera’s contractual obligations and other commercial commitments that will affect Kyocera’s liquidity for the next several years, as of March 31, 2007. Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations.

	(Yen in millions)
Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	¥15,250	¥—	¥—	¥—	¥15,250
Interest payments for short-term borrowings *	788	—	—	—	788
Long-term debt (including due within one year)	5,853	3,387	2,390	1,506	13,136
Interest payments for long-term debt *	270	268	110	47	695
Supply agreement material used in operation	3,310	16,856	22,584	64,188	106,938
Operating Leases	6,346	7,123	4,141	5,270	22,880
Obligations for the acquisition or construction of property, plant and equipment	12,542	3,351	—	—	15,893

Total Contractual Obligations	¥44,359	¥30,985	¥29,225	¥71,011	¥175,580

	(U.S. dollars in thousands)
Contractual obligations	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	$129,237	$—	$—	$—	$129,237
Interest payments for short-term borrowings *	6,678	—	—	—	6,678
Long-term debt (including due within one year)	49,602	28,703	20,254	12,763	111,322
Interest payments for long-term debt *	2,288	2,273	932	398	5,891
Supply agreement material used in operation	28,051	142,847	191,390	543,966	906,254
Operating Leases	53,780	60,364	35,093	44,661	193,898
Obligations for the acquisition or construction of property, plant and equipment	106,288	28,398	—	—	134,686

Total Contractual Obligations	$375,924	$262,585	$247,669	$601,788	$1,487,966

*	For Kyocera’s variable interest rate of borrowings and debt, Kyocera utilized the rates in effect as of March 31, 2007 when estimating schedule of interest payments.

In addition to contractual obligations shown in the above tables, Kyocera forecasts to contribute ¥9,684 million ($82 million) to its defined benefit pension plans in fiscal 2008.

Quantitative and Qualitative Disclosures About Market Risk

Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. On August 1, 2006, Kyocera sold 100% of the shares of KLC, a subsidiary engaged financial services. As a result of this transaction, Kyocera recognized no financial receivables as well as significant decrease of debts on its consolidated balance sheet at March 31, 2007, which led to quantitative change in market risk exposure by a significant decrease in interest rate risk at March 31, 2007, when compared to March 31, 2006. In the normal course of business, Kyocera also faces other risks such as country risk, credit risk, or legal risk, but they are not represented in the following tables.

Foreign currency exchange risk

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and Euro. All such contracts currently in effect will mature generally within three months. The following tables provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2007, which include hedge accounting, setting forth the contract amounts, fair value, and weighted average exchange rates. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	(Yen in millions) (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
Contract amounts	¥52,113	¥51,598	¥31,211
Fair value	(288)	(1,034)	59
Weighted average contractual rates	0.009	0.007	1.957

	(Yen in millions) (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	Yen/US$	US$/Yen	CZK/STG
Contract amounts	¥8,152	¥6,603	¥5,790
Fair value	108	(59)	7
Weighted average contractual rates	117.979	0.008	41.305

	(U.S. dollars in thousands) (Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	Euro/Yen	US$/STG
Contract amounts	$441,636	$437,271	$264,500
Fair value	(2,441)	(8,763)	500

	(U.S. dollars in thousands) (Receive/Pay)
Forward exchange contracts to purchase foreign currencies	Yen/US$	US$/Yen	CZK/STG
Contract amounts	$69,085	$55,958	$49,068
Fair value	915	(500)	59

Interest rate risk

Kyocera may enter into interest rate swaps and other contracts to reduce market risk exposure to changes in interest rates.

The tables below provide information about Kyocera’s financial instruments that are sensitive to changes in interest rates.

Long term debt (including due within one year)		(Yen in millions)
		Expected maturity date
	Average pay rate	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
Loans, principally from banks	2.75%	¥5,853	1,899	1,488	1,370	1,020	1,506	¥13,136	¥13,165

Long term debt (including due within one year)		(U.S dollars in thousands)
		Expected maturity date
	Average pay rate	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
Loans, principally from banks	2.75%	$49,602	16,093	12,610	11,610	8,644	12,763	$111,322	$111,568

Equity price risk

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized gains on marketable equity securities, which were ¥312,724 million ($2,650 million), included ¥289,853 million ($2,456 million) derived from a rise in the market price of KDDI shares held by Kyocera Corporation. Detailed information appears in Note 4 to the Consolidated Financial Statements included in this annual report. Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability of fair value in the future. Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2005, 2006 and 2007 amounted to ¥1 million, ¥113 million and ¥797 million ($7 million), respectively. At March 31, 2007, Kyocera held the following available-for-sale marketable equity and debt securities.

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2007
	Cost	Fair Value	Cost	Fair Value
Due within 1 year	¥24,168	¥24,295	$204,814	$205,890
Due after 1 year to 5 years	52,338	52,391	443,542	443,991
Due after 5 years	1,899	1,921	16,093	16,280
Equity securities	272,653	585,274	2,310,619	4,959,949

	¥351,058	¥663,881	$2,975,068	$5,626,110

Research and Development Activities

Kyocera aims continuously at expanding sales and boosting profitability in its Components and Equipment Businesses. To achieve these objectives, Kyocera seeks to create new technologies, products and businesses by integrating group-wide management resources while advancing and focusing technological capabilities.

Kyocera will channel its energies into two high-growth-potential areas; namely, the markets for telecommunications and information processing and for environmental preservation. R&D activities are conducted in all of these markets in the realms of materials, components, devices and equipment.

Specific initiatives in each reporting segment are as follows.

(1) Fine Ceramic Parts Group

By making effective use of fine ceramic materials technology, processing technology and design technology, Kyocera is seeking to strengthen the development of fine ceramic components for next-generation semiconductor processing equipment and large-sized LCD manufacturing equipment and of high-quality, cost-competitive sapphire substrates for LEDs, whose applicability is expected to increase. In the growing automotive market, efforts are being undertaken to develop products that meet the need for advanced electronics and safety and growing concerns with the environment. Specific endeavors include the development of glow plugs by fully utilizing the high temperature durability of ceramics and piezo stacks that enable precision control for the fuel injection of diesel engine cars, which are becoming more widespread in Europe.

(2) Semiconductor Parts Group

Kyocera is advancing the development of new ceramic packages and organic packages for digital consumer equipment, where demand is expected to expand. In the ceramic package business, efforts are being made to develop smaller, thinner and more highly sophisticated ceramic packages with a variety of built-in functions in order to meet rapid advancements in mobile phone handsets. Kyocera is also developing ceramic packages for various types of sensors for use in the automotive market. In the organic package business, Kyocera is developing new flip chip packages for next-generation high-performance semiconductors and narrow pitch flip-chip system in a package (SiP) substrates to realize even thinner.

(3) Applied Ceramic Products Group

While striving to further increase the conversion efficiency of solar cells for the environmental preservation market, Kyocera is developing a variety of next-generation solar cells. Kyocera is also working toward the practical application of solid oxide fuel cells (SOFCs) for residential use, which are expected to be the next-generation distributed power generation system for small-scale power sources.

(4) Electronic Device Group

Kyocera develops various electronic components for digital consumer equipment market and the high-growth-potential sensor related market. Particular areas of our development include small and high-capacitance capacitors, low-pass filters for mobile phone handsets with One-Seg terrestrial digital broadcasting capability, small crystal units and timing devices for the sensors.

In thin-film devices, Kyocera is developing thermal printheads for high-resolution digital photo printers, and industrial LCDs equipped with an LED backlight to meet needs from an environmental perspective. Work is also being done towards the mass-producing of organic light emitting diode (OLED) displays that realize low power consumption and that have moving image quality seen as outstanding for mobile devices.

(5) Telecommunications Equipment Group

By making effective use of component, device and software technologies within the group, Kyocera is seeking to develop high-value-added products for the mobile telecommunications equipment market, in which functions are becoming increasingly advanced. In the domestic PHS market, Kyocera is developing handsets compatible with high-performance PHS base stations to ensure faster data transmission rates and the provision of diverse services. Kyocera is also strengthening the development of equipment for wireless broadband systems such as *iBurstTM and VoIP (Voice over Internet Protocol) that enable stable, high-speed and high-data rate communication.

*	iBurstTM is a trademark of ArrayComm, Inc.

(6) Information Equipment Group

Kyocera is promoting the development of more color-based and solutions-oriented products based on the “ECOSYS” concept, which is realized through the incorporation of a long-lasting amorphous silicon photoreceptor drum. Apart from bolstering the lineup for both black and white and color ECOSYS printers, copying machines and multifunctional systems, Kyocera is advancing the development of document solutions products that can handle the integrated management of documents and digital information. Endeavors are also being done to strengthen security functions.

(7) Optical Equipment Group

Leveraging optical and image processing technologies amassed within the group, Kyocera is strengthening the development of optical components for the barcode reader market. Kyocera is also continuing the development of lenses and image processing technology for the automotive market.

(8) Others

Kyocera Chemical Corporation is currently strengthening the development of semiconductor and crystal-related materials. Focused efforts include the development of photo-sensitive, heat-resistant resin as a protective coating for the surface of semiconductors and of photo spacers for LCDs.

KCCS is promoting development in the area of fixed mobile convergence (FMC) and optimization by anticipating the needs for next-generation mobile phone handsets and other mobile communication equipment. In addition, KCCS continues to develop authentication and security technologies, which seek to meet need for fast changing next-generation networks.

R&D expenses by reporting segment are as follows.

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2006	2007		Increase (Decrease)
	Amount	Amount		%
Fine Ceramic Parts Group	¥3,107	¥3,769	$31,941	21.3
Semiconductor Parts Group	3,549	3,757	31,839	5.9
Applied Ceramic Products Group	3,923	4,138	35,068	5.5
Electronic Device Group	10,940	12,123	102,737	10.8

Total Components Business	21,519	23,787	201,585	10.5
Telecommunications Equipment Group	15,313	15,123	128,161	(1.2)
Information Equipment Group	16,416	17,983	152,398	9.5
Optical Equipment Group	1,079	585	4,958	(45.8)

Total Equipment Business	32,808	33,691	285,517	2.7
Others	3,109	3,622	30,695	16.5

R&D expenses	¥57,436	¥61,100	$517,797	6.4

% to net sales	4.9%	4.8%	—	—

Critical Accounting Policies and Estimates

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in Kyocera’s consolidated financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that Kyocera reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of Kyocera’s financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies with respect to its financial presentation.

Allowances for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over certain holding periods to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even though the age of corresponding inventory is shorter than certain holding periods.

As a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of ¥8,446 million and ¥11,328 million ($96 million) in fiscal 2006 and 2007, respectively. The amounts of these inventory write-downs by reporting segments appear in Note 18 to the Consolidated Financial Statements included in this annual report. A large portion of these inventory write-downs arose from inventories of telecommunications equipment and semiconductor parts. These products were subject to a decrease in demand and a decline in price, or turned to be obsolete because of their short product lives.

The majority of Kyocera’s inventories are produced for the IT industry. Each of these products generally has a short product life, and is susceptible to market demand and price fluctuations. In light of the impacts by segments, inventory write-downs primarily affect all segments except Others. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for under the equity method when it believes that the decline of fair value is considered to be other-than-temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities or adverse changes in the market may cause impairment losses in future periods. The impairment losses are recorded as Corporate losses.

Kyocera recognized losses on impairment of securities (current asset) and investment securities (non-current) of ¥385 million and ¥955 million ($8 million) in fiscal 2006 and 2007, respectively. Losses on impairment in fiscal 2007 were attributable mainly to management’s estimation that certain debt securities were under fair value over one year and certain non-public companies in which Kyocera invested would need considerable periods to gain profitability in their operating activities.

Kyocera Corporation is currently a major shareholder of KDDI. The price fluctuation of the KDDI shares may affect Kyocera’s financial conditions. At March 31, 2007, the unrealized gain of ¥289,853 million ($2,456 million) on KDDI shares held by Kyocera Corporation increased compared with that of ¥111,178 million at March 31, 2006 reflecting a fluctuation of the market price of the KDDI shares during fiscal 2007. As the operating results of KDDI recently grew steadily, the performance of KDDI shares is considered to be stable. For detailed information on the gross unrealized gain or loss, see Note 4 to the Consolidated Financial Statements in this annual report.

Impairment of long-lived assets

Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives. In fiscal 2007, Kyocera recognized losses on impairment of long-lived assets in some subsidiaries. However these losses on impairment did not have a material impact on Kyocera’s consolidated results of operations and financial position.

Goodwill and other intangible assets

Kyocera has adopted SFAS No.142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events or changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Kyocera performed the annual impairment test of goodwill and other intangible assets and recorded an impairment loss of ¥1,478 million ($13 million) in a reporting unit in the “Others” segment in fiscal 2007. The impairment charge reflected the overall decline in the fair value of a domestic subsidiary, which caused by stagnant sales and profit results. The fair value of the subsidiary was estimated principally using the expected present value of future cash flow.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2007, deferred tax assets amounted to ¥87,155 million ($739 million), which Kyocera considers will reasonably be realized in the future compared with the amounts of income from continuing operations before income taxes and income taxes in fiscal 2007.

Benefit plans

Projected benefit obligations and net periodic costs are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the discount rates, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Government Bonds. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary. If Japanese and global financial markets stagnate, Kyocera may be required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets, and a decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs. Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance liabilities in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income.

As of March 31, 2007, Kyocera adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer to recognize the over funded or under funded status of its defined benefit postretirement plans as an asset or liability in its consolidated balance sheets and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Accordingly, in case that changes in the assumptions lead to increases of projected benefit obligations or decrease in the value of plan assets, the amounts of comprehensive income will decrease.

Sensitivity analysis of benefit plans

The following table illustrates the effect of assumed changes in discount rates and the expected rate of return on plan assets, with assuming all other assumptions consistent, for the benefit plan at Kyocera Corporation and its major domestic subsidiaries which accounts for a significant portion of Kyocera’s projected benefit obligations and net periodic pension costs.

	(Yen in millions)
	Effect on PBO as of March 31, 2007	Effect on income before income taxes for the year ending March 31, 2008
Discount rates
0.25% decrease	¥3,411	¥(86)
0.25% increase	(3,280)	89
Expected rate of return on plan assets
0.25% decrease	—	(285)
0.25% increase	—	285

Contingencies

Kyocera is subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable. In making these estimates, Kyocera considers the progress of the lawsuits, the situations of other companies that are subject to similar lawsuits and other relevant factors. The amounts of liabilities accrued are based on estimates and may be significantly affected by further developments or the resolution of these contingencies in the future.

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 million and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million, which Kyocera had recognized as current income taxes in its consolidated statement of income for the year ended March 31, 2005. On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau.

On September 25, 2006, Kyocera Corporation received decision letter from the Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million ($36 million) of tax refunds, including local taxes, was recognized in current income taxes in fiscal 2007. Kyocera Corporation remains in disagreement with the decision concerning the portion of the original assessment that was not voided, and therefore, on October 23, 2006, Kyocera submitted a written claim for examination with the Osaka Board of Tax Appeals. Furthermore, with the objective of avoiding duplicate taxation within Kyocera Group, a notice stating mutual agreement with the United States was submitted to the National Tax Agency on December 26, 2006.

Revenue recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to customers in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimate based on its historical repair experience.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN 48 shall be effective for fiscal years beginning after December 15, 2006. Kyocera is currently evaluating the impact of adoption of FIN 48 in its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective beginning after November 15, 2007. Kyocera is currently evaluating the impact of adoption of SFAS No. 157 in its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and Kyocera will adopt SFAS No. 159 effective April 1, 2008. Kyocera is currently evaluating the impact of adoption of SFAS No. 159 in its consolidated results of operations and financial position.

Selected Financial Data

Kyocera Corporation and Consolidated Subsidiaries

	(Yen in millions, U.S. dollars and shares in thousands, except per share amounts and exchange rates) (A)
	2003	2004	2005	2006	2007	2007
For the years ended March 31:
Net sales	¥1,062,013	¥1,132,696	¥1,173,660	¥1,173,544	¥1,283,897	$10,880,483
Profit from operations	78,950	104,810	97,660	99,695	135,102	1,144,932
Income from continuing operations	39,840	63,357	42,657	66,088	101,329	858,720
Income before cumulative effect of change in accounting principle	43,421	68,086	45,908	69,696	106,504	902,576
Net income	41,165	68,086	45,908	69,696	106,504	902,576

Earnings per share (B):
Income from continuing operations:
Basic	¥213.81	¥339.46	¥227.52	¥352.44	¥538.52	$4.56
Diluted	213.76	339.45	227.47	352.21	537.35	4.55
Income before cumulative effect of change in accounting principle:
Basic	233.02	364.79	244.86	371.68	566.03	4.80
Diluted	232.97	364.78	244.81	371.43	564.79	4.79
Net income:
Basic	220.91	364.79	244.86	371.68	566.03	4.80
Diluted	220.86	364.78	244.81	371.43	564.79	4.79
Weighted average number of shares outstanding:
Basic	186,338	186,643	187,489	187,514	188,160
Diluted	186,382	186,649	187,528	187,640	188,573
Cash dividends declared per share (B):
Per share of common stock	60.00	60.00	80.00	100.00	110.00	0.93

At March 31:
Total assets	¥1,635,014	¥1,794,758	¥1,745,519	¥1,931,522	¥2,130,464	$18,054,780
Long-term debt	60,736	70,608	33,557	33,360	7,283	61,720
Common stock	115,703	115,703	115,703	115,703	115,703	980,534
Stockholders’ equity	1,000,207	1,150,453	1,174,851	1,289,077	1,514,560	12,835,255

Depreciation	¥64,913	¥60,745	¥58,699	¥62,942	¥70,155	$594,534
Capital expenditures	38,981	54,901	63,160	88,860	69,896	592,339

Exchange rate (Yen=US$1) (C):
Period-end	¥118.07	¥104.18	¥107.22	¥117.48	¥117.56
Average	121.94	112.75	107.49	113.15	116.92
High	133.40	120.55	114.30	120.93	121.81
Low	115.71	104.18	102.26	104.41	110.07

(A)	See Note 2 to The Consolidated Financial Statements.

(B)	See Note 1 to The Consolidated Financial Statements.

(C)	Exchange rate is based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Market Price and Dividend Data

For Voting Securities by Fiscal Quarter

		2006
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	– High	¥8,500	¥8,670	¥8,860	¥10,830
	– Low	7,090	7,640	7,220	8,510
Cash dividends paid per share		50.00	—	50.00	—

American Depositary Share:
Market price per share (B)	– High	$78.45	$78.02	$74.27	$91.59
	– Low	67.20	69.01	62.58	73.33
Cash dividends paid per share (C)		0.45	—	0.41	—

		2007
		1st	2nd	3rd	4th
Common Stock:
Market price per share (A)	– High	¥11,590	¥10,250	¥11,310	¥11,480
	– Low	8,180	8,300	9,970	10,040
Cash dividends paid per share		50.00	—	50.00	—

American Depositary Share:
Market price per share (B)	– High	$98.01	$87.75	$95.51	$95.65
	– Low	71.73	71.85	86.52	86.43
Cash dividends paid per share (C)		0.43	—	0.43	—

(A)	Price on the Tokyo Stock Exchange

(B)	Price on the New York Stock Exchange

(C)	Translated into U.S. dollars based on the exchange rates at each respective payment date

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2006 and 2007

(Yen in millions and U.S. dollars and shares in thousands–Note 2)

ASSETS	2006	2007	2007
Current assets:
Cash and cash equivalents (Note 13)	¥300,809	¥282,208	$2,391,593
Short-term investments (Notes 4 and 13)	87,942	213,495	1,809,280
Trade receivables (Notes 7):
Notes	24,597	25,033	212,144
Accounts	210,393	236,380	2,003,220
Short-term finance receivables (Notes 3, 5 and 13)	39,505	—	—

	274,495	261,413	2,215,364
Less allowances for doubtful accounts and sales returns	(7,425)	(5,960)	(50,508)

	267,070	255,453	2,164,856
Inventories (Notes 6)	190,564	209,188	1,772,780
Deferred income taxes (Note 16)	40,411	45,390	384,661
Other current assets	33,872	40,757	345,398

Total current assets	920,668	1,046,491	8,868,568

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	7,355	10,093	85,534
Securities and other investments (Notes 4 and 13)	553,377	690,568	5,852,271

	560,732	700,661	5,937,805

Long-term finance receivables (Notes 3, 5 and 13)	80,970	—	—
Property, plant and equipment, at cost (Note 9):
Land	58,286	56,806	481,407
Buildings	249,506	261,998	2,220,322
Machinery and equipment	697,383	729,636	6,183,356
Construction in progress	13,473	7,362	62,390

	1,018,648	1,055,802	8,947,475
Less accumulated depreciation	(733,302)	(774,896)	(6,566,916)

	285,346	280,906	2,380,559
Goodwill (Note 8)	31,351	32,894	278,763
Intangible assets (Note 8)	31,227	24,657	208,958
Other assets (Notes 10 and 16)	21,228	44,855	380,127

	¥1,931,522	¥2,130,464	$18,054,780

The accompanying notes are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2006	2007	2007
Current liabilities:
Short-term borrowings (Notes 3, 9 and 13)	¥90,865	¥15,250	$129,237
Current portion of long-term debt (Notes 3, 9 and 13)	16,347	5,853	49,602
Notes and accounts payable:
Trade	103,503	100,295	849,958
Other	51,997	49,134	416,390
Accrued liabilities:
Payroll and bonus	37,998	41,680	353,220
Income taxes	27,658	36,475	309,110
Other	31,414	33,391	282,975
Other current liabilities (Note 16)	18,841	24,110	204,322

Total current liabilities	378,623	306,188	2,594,814

Long-term debt (Notes 3, 9 and 13)	33,360	7,283	61,720
Accrued pension and severance liabilities (Note 10)	27,092	16,297	138,110
Deferred income taxes (Note 16)	125,686	206,858	1,753,034
Other non-current liabilities	12,742	12,355	104,703

Total liabilities	577,503	548,981	4,652,381

Minority interests in subsidiaries	64,942	66,923	567,144

Commitments and contingencies (Notes 14)

Stockholders’ equity (Note 15):
Common stock:
Authorized 600,000 shares
Issued 191,309 shares	115,703	115,703	980,534
Additional paid-in capital	161,994	162,363	1,375,958
Retained earnings	967,576	1,055,293	8,943,161
Accumulated other comprehensive income	72,947	203,056	1,720,814
Common stock in treasury, at cost (Note 11): 3,554 shares at March 31, 2006 and 2,660 shares at March 31, 2007	(29,143)	(21,855)	(185,212)

Total stockholders’ equity	1,289,077	1,514,560	12,835,255

	¥1,931,522	¥2,130,464	$18,054,780

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2007

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts–Note 2)

	2005	2006	2007	2007
Net sales (Note 7)	¥1,173,660	¥1,173,544	¥1,283,897	$10,880,483
Cost of sales	852,527	835,042	900,470	7,631,102

Gross profit	321,133	338,502	383,427	3,249,381
Selling, general and administrative expenses	223,473	238,807	248,325	2,104,449

Profit from operations	97,660	99,695	135,102	1,144,932

Other income (expenses):
Interest and dividend income	6,443	8,990	15,472	131,119
Interest expense (Note 12)	(1,275)	(1,301)	(1,647)	(13,958)
Foreign currency transaction gains (losses), net (Note 12)	2,606	(316)	(65)	(551)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries (Note 7)	(1,678)	(1,216)	2,621	22,212
(Losses) gains on sales and maturities of securities, net	(2,084)	1,472	3,819	32,365
Gains on exchange for the shares (Note 4)	—	5,294	24	203
Gain on sale of investment in an affiliate (Note 7)	—	6,931	26	220
Loss on impairment of investment in an affiliate (Note 7)	—	(3,492)	—	—
Other, net	2,341	1,180	1,188	10,068

	6,353	17,542	21,438	181,678

Income from continuing operations before income taxes and minority interests	104,013	117,237	156,540	1,326,610

Income taxes (Note 16):
Current (Note 14)	52,606	46,240	53,765	455,636
Deferred	5,608	520	(4,878)	(41,339)

	58,214	46,760	48,887	414,297

Income from continuing operations before minority interests	45,799	70,477	107,653	912,313
Minority interests	(3,142)	(4,389)	(6,324)	(53,593)

Income from continuing operations	42,657	66,088	101,329	858,720
Income from discontinued operations (Notes 3, 12 and 18)	3,251	3,608	5,175	43,856

Net income	¥45,908	¥69,696	¥106,504	$902,576

Earnings per share (Note 19):
Income from continuing operations:
Basic	¥227.52	¥352.44	¥538.52	$4.56
Diluted	227.47	352.21	537.35	4.55
Income from discontinued operations:
Basic	17.34	19.24	27.51	0.24
Diluted	17.34	19.22	27.44	0.24
Net income:
Basic	244.86	371.68	566.03	4.80
Diluted	244.81	371.43	564.79	4.79
Cash dividends declared per share:
Per share of common stock	80.00	100.00	110.00	0.93
Weighted average number of shares of common stock outstanding:
Basic	187,489	187,514	188,160
Diluted	187,528	187,640	188,573

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2007

(Yen in millions and U.S. dollars and shares in thousands–Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 15)	Accumulated Other Comprehensive Income (Note 15)	Treasury Stock (Notes 11 and 15)	Comprehensive Income
Balance, March 31, 2004 (187,484)	¥115,703	¥162,091	¥881,969	¥22,046	¥(31,356)
Net income for the year			45,908			¥45,908
Foreign currency translation adjustments				6,704		6,704
Minimum pension liability adjustment - net of taxes of ¥125 (Note 10)				(152)		(152)
Net unrealized losses on securities - net of taxes of ¥11,909 (Note 4)				(18,441)		(18,441)
Reclassification adjustments for net losses on securities - net of taxes of ¥1,234 (Note 4)				1,661		1,661
Net unrealized losses on derivative financial instruments (Note 12)				(27)		(27)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				48		48

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance, March 31, 2005 (187,481)	115,703	162,061	916,628	11,839	(31,380)
Net income for the year			69,696			¥69,696
Foreign currency translation adjustments				21,396		21,396
Minimum pension liability adjustment - net of taxes of ¥322 (Note 10)				(428)		(428)
Net unrealized gains on securities - net of taxes of ¥29,400 (Note4)				42,054		42,054
Reclassification adjustments for net gains on securities - net of taxes of ¥1,206 (Note 4)				(1,866)		(1,866)
Net unrealized losses on derivative financial instruments (Note 12)				(75)		(75)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				27		27

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	115,703	161,994	967,576	72,947	(29,143)
Net income for the year			106,504			¥106,504
Foreign currency translation adjustments				10,474		10,474
Minimum pension liability adjustment - net of taxes of ¥108 (Note 10)				(82)		(82)
Net unrealized gains on securities - net of taxes of ¥70,986 (Note 4)				103,334		103,334
Reclassification adjustments for net gains on securities - net of taxes of ¥6 (Note 4)				(1,313)		(1,313)
Net unrealized gains on derivative financial instruments (Note 12)				89		89
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				49		49

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SFAS No. 158 - net of taxes of ¥12,035 (Note 10)				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plans of subsidiaries		242

Balance, March 31, 2007 (188,649)	¥115,703	¥162,363	¥1,055,293	¥203,056	¥(21,855)

Balance, March 31, 2006	$980,534	$1,372,831	$8,199,797	$618,195	$(246,975)
Net income for the year			902,576			$902,576
Foreign currency translation adjustments				88,763		88,763
Minimum pension liability adjustment - net of taxes of $915 (Note 10)				(695)		(695)
Net unrealized gains on securities - net of taxes of $601,576 (Note4)				875,712		875,712
Reclassification adjustments for net gains on securities - net of taxes of $51 (Note 4)				(11,127)		(11,127)
Net unrealized gains on derivative financial instruments (Note 12)				754		754
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				415		415

Total comprehensive income for the year						$1,856,398

Adjustment for initially applying SFAS No. 158 - net of taxes of $ 101,992 (Note 10)				148,797
Cash dividends			(159,212)
Purchase of treasury stock					(2,127)
Reissuance of treasury stock		1,076			63,890
Stock option plans of subsidiaries		2,051

Balance, March 31, 2007	$980,534	$1,375,958	$8,943,161	$1,720,814	$(185,212)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2007

(Yen in millions and U.S. dollars in thousands –Note 2)

	2005	2006	2007	2007
Cash flows from operating activities:
Net income	¥45,908	¥69,696	¥106,504	$902,576
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,909	73,186	82,182	696,457
Provision for doubtful accounts	(18)	(466)	(494)	(4,186)
Write-down of inventories	10,405	8,446	11,328	96,000
Deferred income taxes	5,608	(218)	(4,878)	(41,339)
Minority interests	3,142	4,389	6,324	53,593
Losses (gains) on sales and maturities of securities, net	2,037	(1,652)	(3,819)	(32,365)
Equity in losses (earnings) of affiliates and unconsolidated subsidiaries (Note 7)	1,678	1,216	(2,621)	(22,212)
Gain on sales of investment in an affiliate (Note 7)	—	(6,931)	(26)	(220)
Loss on impairment of investment in an affiliate (Note 7)	—	3,492	—	—
Gains on sales of investment in subsidiaries (Note 3)	—	—	(8,252)	(69,932)
Gains on exchange for the shares (Note 4)	—	(5,294)	(24)	(203)
Foreign currency adjustments	(2,391)	272	160	1,356
Change in assets and liabilities:
Decrease (increase) in receivables	68,558	(9,237)	(32,626)	(276,492)
(Increase) decrease in inventories	(25,598)	21,263	(25,100)	(212,712)
Decrease (increase) in other current assets	14	(3,331)	(1,901)	(16,110)
(Decrease) increase in notes and accounts payable	(31,914)	14,390	6,015	50,975
Increase (decrease) in accrued income taxes	13,566	(4,720)	9,066	76,830
(Decrease) increase in other current liabilities	(1,744)	3,284	11,111	94,161
Decrease in other non-current liabilities	(11,464)	(118)	(7,062)	(59,847)
Other, net	1,827	3,410	3,757	31,839

Total adjustments	99,615	101,381	43,140	365,593

Net cash provided by operating activities	145,523	171,077	149,644	1,268,169

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(81,946)	(98,219)	(44,582)	(377,814)
Payments for purchases of held-to-maturity securities	(10,141)	(11,070)	(26,867)	(227,685)
Payments for purchases of investments and advances	(11,858)	(224)	(307)	(2,602)
Sales and maturities of available-for-sale securities	40,955	50,090	99,230	840,932
Maturities of held-to-maturity securities	8,719	2,340	27,889	236,347
Proceeds from sales of investment in an affiliate (Note 7)	—	24,133	60	508
Proceeds from sales of investment in subsidiaries (Note 3)	—	—	24,602	208,492
Payments for purchases of property, plant and equipment	(59,381)	(91,436)	(64,751)	(548,737)
Payments for purchases of intangible assets	(4,820)	(10,589)	(8,215)	(69,619)
Proceeds from sales of property, plant and equipment, and intangible assets	2,920	3,350	2,693	22,822
Acquisition of businesses, net of cash acquired (Note 20)	(2,794)	3	(756)	(6,407)
Deposit of negotiable certificate of deposits and time deposits	(112,903)	(132,286)	(356,169)	(3,018,381)
Withdrawal of negotiable certificate of deposits and time deposits	95,220	100,923	203,076	1,720,983
Other, net	3,535	(2,482)	(7,606)	(64,458)

Net cash used in investing activities	(132,494)	(165,467)	(151,703)	(1,285,619)

Cash flows from financing activities:
(Decrease) increase in short-term debt	(18,490)	23,363	9,369	79,398
Proceeds from issuance of long-term debt	21,077	19,876	1,928	16,339
Payments of long-term debt	(58,720)	(48,458)	(13,361)	(113,229)
Dividends paid	(12,614)	(20,473)	(20,632)	(174,847)
Purchase of treasury stock	(170)	(170)	(251)	(2,127)
Sales of treasury stock	142	2,339	7,666	64,966
Other, net	1,431	234	(5,364)	(45,458)

Net cash used in financing activities	(67,344)	(23,289)	(20,645)	(174,958)

Effect of exchange rate changes on cash and cash equivalents	3,775	7,896	4,103	34,772

Net decrease in cash and cash equivalents	(50,540)	(9,783)	(18,601)	(157,636)
Cash and cash equivalents at beginning of year	361,132	310,592	300,809	2,549,229

Cash and cash equivalents at end of year	¥310,592	¥300,809	¥282,208	$2,391,593

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

1. ACCOUNTING POLICIES

Financial Statements Presentation:

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained in accordance with accounting principles generally accepted in Japan. Adjustments, which are not recorded in KC and its Japanese subsidiaries’ books of account, have been booked to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is a primarily beneficiary under the Financial Accounting Standard Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and result of operations. All significant intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

Revenue Recognition:

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to customers in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

Revenue from financial services

In addition to the tangible products as discussed above, Kyocera also provided certain services, primarily financial services provided by Kyocera Leasing Co., Ltd. (KLC) until August 2006. Revenue from direct financing leases was recognized over the term of the lease, and amortization of unearned lease income was recognized using the interest method. Interest income on installment loans was recognized on an accrual basis. Interest income was no longer accrued at the time the collection of the interest was past due 1 year or more, or the collection of the principal was past due 6 months or more. The interest received from cash payments on impaired loans was recorded as income, unless the collectibility of the remaining investments was doubtful, in which case the cash receipt was recorded as collection of the principal.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for under the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 57% and 62% of finished goods and work in process as well as approximately 24% and 21% of raw materials and supplies at March 31, 2006 and 2007, respectively. The first-in, first-out method is applied to the other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Securities:

Certain investments in debt and equity securities are accounted for under the Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at the fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Property, Plant and Equipment and Depreciation:

Property, Plant and Equipment are recorded at cost less accumulated depreciation. Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from the accounts.

Goodwill and Other Intangible Assets:

Kyocera has adopted SFAS No.142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events or changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

Impairment of Long-Lived Assets:

Pursuant to SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

Derivative Financial Instruments:

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of Financial Accounting Standards Board (FASB) Statement No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and certain interest rate swaps as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for hedge accounting. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

Stock-Based Compensation:

Prior to April 1, 2006, Kyocera accounted for stock-based compensation in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” an Amendment of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” As allowed by SFAS No. 148, Kyocera measured stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. Effective April 1 2006, Kyocera adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share – Based Payment” and recognized the cost resulting from share-based payment transactions in financial statements by adopting fair-value based measurement method in accordance with SFAS No. 123R. Under the modified prospective method of adoption for SFAS No.123R, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

The following table illustrates the effect on income from continuing operations, net income and earnings per share if Kyocera had applied the fair value recognition provisions of SFAS 123 for the years ended March 31, 2005 and 2006.

(Yen in millions except per share amounts)

	Years ended March 31,
	2005	2006
Income from continuing operations, as reported	¥42,657	¥66,088
Add: Stock-based employee compensation expense included in reported income - net of taxes	(25)	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards - net of taxes	(2,772)	(1,550)

Pro forma income from continuing operations	39,860	64,538
Income from discontinued operations	3,251	3,608

Pro forma net income	¥43,111	¥68,146

Earnings per share:
Income from continuing operations:
Basic, as reported	¥227.52	¥352.44
Basic, pro forma	212.60	344.18
Diluted, as reported	227.47	352.21
Diluted, pro forma	212.55	343.94
Net income:
Basic, as reported	244.86	371.68
Basic, pro forma	229.94	363.42
Diluted, as reported	244.81	371.43
Diluted, pro forma	229.89	363.17

Earnings and Cash Dividends per Share:

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

Research and Development Expenses and Advertising Expenses:

Research and development expenses and advertising expenses are charged to operations as incurred.

Use of Estimates:

Preparation of consolidated financial statements in conformity with generally accepted accounting principles requires managements’ estimates and assumption if it is expected to have any impacts on assets and liabilities, which includes contingently arose, at the period end date, and also on revenue and expenses during the period. However, the results may possibly differ from the estimates.

Accounting Changes:

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. SFAS No. 123R was announced to be effective as of the beginning of the first fiscal year that would begin after June 15, 2005, however, on April 14, 2005, the Securities and Exchange Commission (SEC) staff postponed implementation of SFAS No. 123R. Kyocera adopted SFAS No.123R effective April 1, 2006, and the impact of adoption of SFAS No. 123R was ¥333 million ($2,822 thousand) on Kyocera’s consolidated results of operations for the year ended March 31, 2007.

In September 2006, SEC staff published Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires quantification of the effects of financial statement errors by two approaches generally referred to as “rollover” and “iron curtain”. SAB No. 108 shall be effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

        In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No.87, 88, 106, and 132 (R)”, which requires an employer to recognize the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Kyocera recognized the funded status of its defined benefit plans and provided the required disclosures in accordance with SFAS No. 158 as of the year ended March 31, 2007. For the impact of adoption of SFAS No. 158 on Kyocera’s consolidated results of operations and financial position, see Note 10 to the Consolidated Financial Statements in this annual report. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position. Kyocera will be required to measure the funded status of its plans at the date of its year end as of the year ending March 31, 2009. Kyocera is currently evaluating the impact of adoption of this requirement for measurement date in its consolidated results of operations and financial position.

Recently Issued Accounting Standards:

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN 48 shall be effective for fiscal years beginning after December 15, 2006. Kyocera is currently evaluating the impact of adoption of FIN 48 in its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective beginning after November 15, 2007. Kyocera is currently evaluating the impact of adoption of SFAS No. 157 in its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and Kyocera will adopt SFAS No. 159 effective April 1, 2008. Kyocera is currently evaluating the impact of adoption of SFAS No. 159 in its consolidated results of operations and financial position.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income, cash flows and corresponding footnotes for the year ended March 31, 2005 and 2006 in order to conform to the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

2. U.S. DOLLAR AMOUNTS

The consolidated financial statements as of and for the year ended March 31, 2007 presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar at the rate of ¥118 for US$1, the rate prevailing on March 30, 2007.

This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥118 for US$1 or at any other rate.

3. DISCONTINUED OPERATIONS

On August 1, 2006, Kyocera sold 100% of the shares of KLC (presently Diamond Asset Finance Company Limited) to Diamond Lease Company Limited (presently Mitsubishi UFJ Lease & Finance Company Limited) for ¥25,274 million ($214,186 thousand), aimed to concentrate Kyocera’s management resources on its core businesses to enhance and improve its corporate value. Kyocera has accounted for the results of operations and the sale of KLC less income taxes, as discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in its consolidated statements of income. Accordingly, the prior years’ financial statements and related footnote disclosures have been reclassified.

For comparative purposes, the components of the income from discontinued operations, which had been reported as the “Others” segment previously, are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Net sales	¥9,069	¥9,213	¥1,779	$15,076
Income before income taxes	3,517	4,150	862	7,305
Income taxes	266	542	381	3,229
Net income	3,251	3,608	481	4,076
Gain on sales of discontinued operations - net of taxes of ¥3,534 ($ 29,949)	—	—	4,694	39,780
Income from discontinued operations	3,251	3,608	5,175	43,856

The financial positions of discontinued operations at March 31, 2006 are summarized as follows:

(Yen in millions)
March 31, 2006
Short-term finance receivables	¥48,121
Long-term finance receivables	80,971
Other assets	4,981

Total assets	134,073

Short-term borrowings	80,351
Long-term debt (including portion due within one year)	25,857
Other liabilities	11,772

Total liabilities	¥117,980

4. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized gains and losses on equity securities, ¥111,178 million of gross unrealized gain at March 31, 2006 and ¥289,853 million ($2,456,381 thousand) of gross unrealized gain at March 31, 2007 were derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) held by Kyocera Corporation.

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2005, 2006 and 2007 amounted to ¥1 million, ¥113 million and ¥797 million ($6,754 thousand), respectively.

Due to the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s holding shares in UFJ Holdings, Inc. were exchanged for shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, Kyocera recognized a gain in the amount of ¥5,281 million for the year ended March 31, 2006 in accordance with Emerging Issues Task Force (EITF) 91-5, “Nonmonetary Exchange of Cost-Method Investments.”

Investments in debt and equity securities at March 31, 2006 and 2007, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	(Yen in millions)
	March 31,
	2006				2007
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥3,745	¥3,908	¥184	¥21	¥3,842	¥4,033	¥194	¥3
Other debt securities	133,758	132,660	29	1,127	74,563	74,574	71	60
Equity securities	274,985	415,950	141,059	94	272,653	585,274	312,724	103

Total available-for-sale securities	412,488	552,518	141,272	1,242	351,058	663,881	312,989	166

Held-to-maturity securities:
Other debt securities	34,398	34,015	—	383	33,512	33,447	—	65

Total held-to-maturity securities	34,398	34,015	—	383	33,512	33,447	—	65

Total investments in debt and equity securities	¥446,886	¥586,533	¥141,272	¥1,625	¥384,570	¥697,328	¥312,989	¥231

	(U.S. dollars in thousands)
	March 31, 2007
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$32,559	$34,178	$1,644	$25
Other debt securities	631,890	631,983	602	509
Equity securities	2,310,619	4,959,949	2,650,203	873

Total available-for-sale securities	2,975,068	5,626,110	2,652,449	1,407

Held-to-maturity securities:
Other debt securities	284,000	283,449	—	551

Total held-to-maturity securities	284,000	283,449	—	551

Total investments in debt and equity securities	$3,259,068	$5,909,559	$2,652,449	$1,958

At March 31, 2007, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2007
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value	Cost*	Aggregate Fair Value
Due within 1 year	¥24,168	¥24,295	¥17,110	¥17,062	$204,814	$205,890	$145,000	$144,593
Due after 1 year to 5 years	52,338	52,391	16,402	16,385	443,542	443,991	139,000	138,856
Due after 5 years	1,899	1,921	—	—	16,093	16,280	—	—
Equity securities	272,653	585,274	—	—	2,310,619	4,959,949	—	—

	¥351,058	¥663,881	¥33,512	¥33,447	$2,975,068	$5,626,110	$284,000	$283,449

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2005, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Proceeds from sales of available-for-sale securities	¥22,662	¥48,173	¥99,171	$840,432
Gross realized gains	2,015	2,769	6,055	51,314
Gross realized losses	4,224	1,346	2,305	19,534

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

Kyocera’s available-for-sale securities were classified by its length of an unrealized loss position at March 31, 2006 and 2007 as follows:

	(Yen in millions)
	March 31, 2006
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Corporate debt securities	¥1,012	¥21	¥—	¥—	¥1,012	¥21
Other debt securities	131,942	1,127	—	—	131,942	1,127
Equity securities	1,252	87	25	7	1,277	94

	¥134,206	¥1,235	¥25	¥7	¥134,231	¥1,242

	(Yen in millions)
	March 31, 2007
	within 1 year		over 1 year			Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Corporate debt securities	¥529	¥3	¥—	¥—	¥529	¥3
Other debt securities	50,867	60	—	—	50,867	60
Equity securities	1,700	103	—	—	1,700	103

	¥53,096	¥166	¥—	¥—	¥53,096	¥166

	(U.S. dollars in thousands)
	March 31, 2007
	within 1 year		over 1 year		Total
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Corporate debt securities	$4,483	$25	$—	$—	$4,483	$25
Other debt securities	431,076	509	—	—	431,076	509
Equity securities	14,407	873	—	—	14,407	873

	$449,966	$1,407	$—	$—	$449,966	$1,407

At March 31, 2006 and 2007, the number of individual available-for-sale securities in an unrealized loss position held by Kyocera were 33 and 38, respectively.

5. FINANCE RECEIVABLES

On August 1, 2006, Kyocera sold 100% of the shares of KLC. Detailed information regarding this transaction is described in Note 3.

Finance receivables at March 31, 2006 consist of the following:

(Yen in millions)
March 31, 2006
Investments in financing leases :
Minimum lease payments receivable	¥7,469
Unearned lease income	(639)

6,830
Less-allowance for doubtful accounts	(501)

6,329
Less-current portion	(2,499)

¥3,830

Other finance receivables	¥119,911
Less-allowance for doubtful accounts	(5,831)

114,080
Less-current portion	(36,940)

¥77,140

¥80,970

Investments in financing leases consisted primarily of direct financing leases of telecommunications equipment and information equipment. Other finance receivables consisted primarily of installment loans to unrelated third parties.

Investments in loans of ¥5,146 million at March 31, 2006 were considered to be impaired, for which valuation allowances at March 31, 2006 were provided of ¥3,567 million, calculated under SFAS No.114, “Accounting by Creditors for Impairment of a Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2005 and 2006 were ¥9,567 million and ¥6,179 million, respectively. The related recognized interest income for the years ended March 31, 2005 and 2006 were, ¥43 million and ¥34 million, respectively.

The principal amount of the loan on which interest income was no longer accrued at March 31, 2006 was ¥6,207 million, and at March 31, 2006 there was no loan, on which the collection of the principal was past due ninety days or more and on which interest income was still accrued.

Changes in allowances for doubtful accounts on finance receivables are as follows:

	(Yen in millions)
	Years ended March 31,
	2005	2006
Beginning balance	¥36,315	¥14,919
Provision charged to income	508	326
Charge-offs	(21,904)	(8,913)

Ending balance	¥14,919	¥6,332

6. INVENTORIES

Inventories at March 31, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Finished goods	¥95,492	¥106,135	$899,449
Work in process	38,425	44,806	379,712
Raw materials and supplies	56,647	58,247	493,619

	¥190,564	¥209,188	$1,772,780

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES

Kyocera Corporation owned a 36.02% interest in Taito Corporation, a major affiliate which operates in the electric amusement business and accounted for its investment under the equity method. On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation in a tender offer bid for Taito shares by Square Enix Co., Ltd., one of the leading companies in the game software industry. As a result of this sale of Taito Corporation shares, Kyocera Corporation recorded a gain of ¥6,931 million for the year ended March 31, 2006.

Kyocera Mita Corporation owns a 30% interest in Triumph-Adler AG Group (TA), which is a distributor of office equipment and accounted for its investment under the equity method. Kyocera recognized loss on impairment of investment in an affiliate of ¥3,492 million due to an extended decline in its market value for the year ended March 31, 2006.

Kyocera Corporation owns a 30% interest in WILLCOM, INC., which operates a Personal Handyphone System (PHS) business and is accounted for its investment under the equity method.

On March 31, 2006 and 2007, TA was a listed company. The market values of investment in TA at March 31, 2006 and 2007 were ¥2,669 million and ¥3,375 million ($28,602 thousand), respectively.

Related party transactions with the affiliates, accounted for under the equity method is as follows:

		(Yen in millions and U.S. dollars in thousands)
		March 31,
		2006	2007	2007
Kyocera’s investments in and advances to affiliates		¥7,107	¥9,818	$83,203
Kyocera’s trade receivables from affiliates		15,851	13,940	118,136

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Kyocera’s equity in (losses) earnings of affiliates	¥(1,712)	¥(1,311)	¥2,593	$21,975
Kyocera’s sales to affiliates	21,320	42,822	39,189	332,110

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization are summarized as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006		2007		2007
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥31,755	¥15,546	¥29,008	¥17,710	$245,830	$150,085
Software	24,314	13,019	27,626	16,876	234,119	143,017
Other	6,754	3,031	6,562	3,955	55,610	33,517

	¥62,823	¥31,596	¥63,196	¥38,541	$535,559	$326,619

The carrying amount of intangible assets other than goodwill having an indefinite life at March 31, 2006 and 2007 were not significant.

Intangible assets acquired during the year ended March 31, 2007 totaled ¥5,710 million ($48,390 thousand) and primarily consist of patent rights of ¥626 million ($5,305 thousand) and software of ¥4,661 million ($39,500 thousand).

The weighted average amortization periods for patent rights and software are 5 years and 4 years, respectively.

Total amortization of intangible assets during the years ended March 31, 2005, 2006 and 2007 amounted to ¥7,008 million, ¥10,042 million and ¥11,666 million ($98,864 thousand), respectively.

The estimated aggregate amortization expenses for intangible assets for the next five years are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥9,433	$79,941
2009	7,504	63,593
2010	4,539	38,466
2011	1,359	11,517
2012	435	3,686

The changes in the carrying amounts of goodwill by reporting segment for the years ended March 31, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Fine Ceramic Parts Group	Semiconductor Parts Group	Applied Ceramic Products Group	Electronic Device Group	Information Equipment Group	Others	Total
Balance at March 31, 2005	¥—	¥—	¥6,293	¥17,099	¥586	¥4,132	¥28,110
Goodwill acquired during the year	100	912	150	754	44	5	1,965
Translation adjustments and reclassification to other accounts	—	—	603	619	54	—	1,276

Balance at March 31, 2006	100	912	7,046	18,472	684	4,137	31,351
Goodwill acquired during the year	—	—	—	2,699	—	19	2,718
Impairment of goodwill	—	—	—	—	—	(1,478)	(1,478)
Translation adjustments and reclassification to other accounts	—	—	60	239	5	(1)	303

Balance at March 31, 2007	¥100	¥912	¥7,106	¥21,410	¥689	¥2,677	¥32,894

Balance at March 31, 2006	$847	$7,729	$59,712	$156,542	$5,797	$35,059	$265,686
Goodwill acquired during the year	—	—	—	22,873	—	161	23,034
Impairment of goodwill	—	—	—	—	—	(12,525)	(12,525)
Translation adjustments and reclassification to other accounts	—	—	508	2,026	42	(8)	2,568

Balance at March 31, 2007	$847	$7,729	$60,220	$181,441	$5,839	$22,687	$278,763

Kyocera performed the annual impairment test of goodwill and other intangible assets and recorded an impairment loss of ¥1,478 million ($12,525 thousands), which caused by stagnant sales and profit results in a reporting unit in the “Others” segment in the three months ended March 31, 2007. The impairment charge reflected the overall decline in the fair value of a domestic subsidiary. The fair value of the subsidiary was estimated principally using the expected present value of future cash flow.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 and 2007 are comprised of the following:

Loans, principally from banks with average interest rate of 0.71% and 5.17% at March 31, 2006 and 2007, respectively.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007

Unsecured*	¥90,865	¥15,250	$129,237

Long-term debt at March 31, 2006 and 2007 are comprised of the following:

Loans, principally from banks with interest rates ranging from 0.15% to 5.45% and from 0.15% to 5.82% at March 31, 2006 and 2007, respectively.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Secured	¥4,149	¥3,256	$27,593
Unsecured *	45,558	9,880	83,729

	49,707	13,136	111,322
Less, portion due within one year	(16,347)	(5,853)	(49,602)

	¥33,360	¥7,283	$61,720

*	See note 3 for more information.

Aggregate maturities of long-term debt at March 31, 2007 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2009	¥1,899	$16,093
2010	1,488	12,610
2011	1,370	11,610
2012	1,020	8,644
2013 and thereafter	1,506	12,763

	¥7,283	$61,720

Kyocera’s assets pledged as collateral of property, plant and equipment, net of accumulated depreciation for long-term debt at March 31, 2006 and 2007 were ¥5,692 million and ¥5,374 million ($45,542 thousand), respectively.

10. BENEFIT PLANS

Adoption of SFAS No. 158:

As of March 31, 2007, Kyocera adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132 (R),” which requires an employer to recognize the over funded or under funded status of its defined benefit postretirement plans as an asset or liability in its consolidated balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Kyocera initially recognized the funded status of its defined benefit plans and to provide the required disclosures in accordance with this standard at March 31, 2007.

The following tables show the incremental effect of the applying SFAS No. 158 at March 31, 2007 on the consolidated balance sheet line items listed below. These adjustments had no effect on Kyocera’s consolidated statements of income and cash flows for the year ended March 31, 2007.

	(Yen in millions)
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Investments in and advances to affiliates and unconsolidated subsidiaries	¥—	¥1,033	¥1,033
Intangible assets	12	(12)	—
Deferred tax assets	8,354	(2,555)	5,799
Prepaid benefit cost	568	23,614	24,182

Accrued benefit liability	17,856	(4,931)	12,925
Deferred tax liabilities	1,466	9,480	10,946
Minority interests in subsidiaries	(942)	(27)	(969)
Accumulated other comprehensive income (loss)	(2,139)	17,558	15,419

	(U.S. dollars in thousands)
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Investments in and advances to affiliates and unconsolidated subsidiaries	$—	$8,754	$8,754
Intangible assets	102	(102)	—
Deferred tax assets	70,797	(21,653)	49,144
Prepaid benefit cost	4,813	200,119	204,932

Accrued benefit liability	151,322	(41,788)	109,534
Deferred tax liabilities	12,424	80,339	92,763
Minority interests in subsidiaries	(7,983)	(229)	(8,212)
Accumulated other comprehensive income (loss)	(18,127)	148,796	130,669

Domestic:

a. Defined benefit plans

At March 31, 2007, Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Kyocera Corporation adopted a variable expected interest rate for benefits paid for pensioners, which is linked with the long- term interest rate prevailing in Japan instead of a fixed expected interest rate, effective April 2004.

Benefits under the plan of Kyocera Corporation were previously calculated based on base salary, employee’s position, length of service period and conditions at the time of retirement. However, after April 2005, Kyocera adopted “point system” whereby benefits under the plan are calculated according to (i) accumulated “points” that are earned based on employee’s position, extent of contribution and length of service period during employment, and (ii) conditions at the time of retirement. In addition, employees were provided an option to receive lifetime pension payments for the full amount of their retirement payment, while after April 2005, employees are provided an option to receive lifetime pension payments for 50% of their retirement payment and 50% of pension payments for 20 years in maximum. These amendments reduced the projected benefit obligation of the pension plan for Kyocera Corporation. This effect of the reduction in the projected benefit obligation was reflected as a prior service cost.

Major domestic subsidiaries also amended their benefit plans and adopted the “point system” effective April 2006. As a result of this amendment, their projected benefit obligations decreased and such decreases were reflected as prior service costs.

The funded statuses of the benefit plans at Kyocera Corporation and its major domestic subsidiaries at March 31, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Change in projected benefit obligations:
Projected benefit obligation at beginning of year	¥104,484	¥110,530	$936,695
Service cost	6,661	7,873	66,720
Interest cost	2,045	2,098	17,780
Actuarial loss (gain)	1,464	(1,792)	(15,186)
Benefits paid	(3,292)	(3,355)	(28,432)
Amendment	(832)	(5,329)	(45,161)

Projected benefit obligation at end of year	110,530	110,025	932,416
Change in plan assets:
Fair value of plan assets at beginning of year	107,265	119,920	1,016,271
Actual return on plan assets	6,482	2,033	17,229
Employer contribution	9,043	8,935	75,720
Benefits paid	(2,870)	(3,236)	(27,423)

Fair value of plan assets at end of year	119,920	127,652	1,081,797

Funded status	¥9,390	¥17,627	$149,381

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	¥657	¥24,182	$204,932
Accrued benefit liability	(17,239)	(6,555)	(55,551)

Net amount recognized	¥(16,582)	¥17,627	$149,381

Reconciliation from funded status to amounts recognized in the consolidated balance sheets consist of:
Funded status	¥9,390	—	—

Unrecognized net transition obligation	(522)	—	—
Prior service cost not yet recognized	55,051	—	—
Unrecognized actuarial loss	(28,557)	—	—

Net amount recognized	¥(16,582)	—	—
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Net transition obligation	—	¥(337)	$(2,856)
Prior service cost	—	55,642	471,542
Actuarial loss	—	(26,235)	(222,330)

Accumulated other comprehensive income	—	¥29,070	$246,356

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Accumulated benefit obligation at end of year	¥106,963	¥108,037	$915,568
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year are as follows:
Projected benefit obligation	¥25,731	¥17,614	$149,271
Accumulated benefit obligation	22,477	17,211	145,856
Fair value of plan assets	8,653	11,059	93,720

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries in the years ended March 31, 2005 , 2006 and 2007, include the following components:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Service cost	¥6,494	¥6,661	¥7,873	$66,720
Interest cost	2,385	2,045	2,098	17,780
Expected return on plan assets	(1,789)	(2,159)	(2,870)	(24,322)
Amortization of transition obligation	221	221	185	1,568
Amortization of prior service cost	(2,283)	(4,445)	(4,739)	(40,161)
Recognized actuarial loss	1,243	1,350	1,310	11,101

Net periodic pension cost	¥6,271	¥3,673	¥3,857	$32,686

Transition obligation, actuarial loss, and prior service cost expected to be amortized at Kyocera Corporation and its major domestic subsidiaries in the year ending March 31, 2008 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Year ending March 31,
	2008	2008
Amortization of transition obligation	¥226	$1,915
Amortization of prior service cost	(4,320)	(36,610)
Recognized actuarial loss	1,047	8,873

Assumptions used to determine projected benefit obligations at Kyocera Corporation and its major domestic subsidiaries at March 31, 2006 and 2007 are as follows:

	March 31,
	2006	2007
Discount rate	1.75% -2.00%	1.75% -2.00%

Assumptions used to determine net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the years ended March 31, 2005 , 2006 and 2007 are as follows:

	Years ended March 31,
	2005	2006	2007
Discount rate	2.00%	2.00%	1.75%-2.00%
Expected long-term rate of return on plan assets	2.00%-2.50%	2.00%-2.50%	2.00%-2.50%
Rate of increase in compensation levels	3.00%	—	—

Kyocera Corporation and its domestic subsidiaries use a December 31 measurement date for their plans. Certain domestic subsidiaries use a March 31 measurement date for their plans. Kyocera Corporation and its domestic subsidiaries, which currently use a December 31 measurement date, will use a March 31 measurement date upon the adoption of measurement provision of SFAS No. 158 for the year ending March 31, 2009.

Rate of increase in compensation levels was not used in the calculation of projected benefit obligation and net periodic pension costs for the years ended March 31, 2006 and 2007 under the “point system.”

Kyocera Corporation and its major domestic subsidiaries determine its expected long-term rate of return on plan assets based on the defined yields of life insurance company general account, which occupies major part of plan assets categories, and their consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

Plan assets categories at Kyocera Corporation and its major domestic subsidiaries at March 31, 2006 and 2007 are as follows:

	March 31,
	2006	2007
Life insurance company general account	65.1%	58.6%
Equity securities	21.9%	25.6%
Debt securities	9.5%	8.2%
Cash and cash equivalents	2.2%	1.4%
Other	1.3%	6.2%

	100.0%	100.0%

Kyocera Corporation and its major domestic subsidiaries manage and operate their plan assets with a target of obtaining better performance more than earnings from the expected rate of return on plan assets to ensure the sources of funds sufficient to cover the pension benefits paid to participants and beneficiaries into the future. In terms of the plan assets management, they make appropriate investment choices and optimal portfolios with a consideration of its performances, expected returns and risks, and entrusts their plan assets to the fund trustees which can be expected to be the most appropriate to accomplish Kyocera’s objective. They also make an effort to maintain their portfolios within reasonable allocations of plan assets. They evaluate their categories of plan assets allocations and can change their portfolios when it is needed. Their long-term strategy is to allocate approximately 60% Life insurance company general account which assures fixed income, and approximately 30% equity and debt securities and approximately 10% cash and other for their defined benefit plans.

Kyocera Corporation and its major domestic subsidiaries forecast to contribute ¥8,753 million ($74,178 thousand) to the defined benefit pension plans in the year ending March 31, 2008.

Estimated future benefit payments at Kyocera Corporation and its major domestic subsidiaries are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥4,368	$37,017
2009	5,372	45,525
2010	5,420	45,932
2011	5,269	44,653
2012	5,843	49,517
2013 to 2017	32,453	275,025

b. Other plan

Kyocera Corporation and its major domestic subsidiaries also provide for lump-sum severance benefits with respect to directors and corporate auditors. To reserve future payments of lump-sum severance benefits to directors and corporate auditors, annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX Corporation and its consolidated subsidiaries (AVX) which are both consolidated U.S. subsidiaries of Kyocera Corporation, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time employees in the U.S., of which benefits are based on years of service and the employees’ average compensation. AVX sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995. AVX froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. AVX’s pension plans for certain European employees provide for benefits based on a percentage of final pay. AVX’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws.

The following table sets forth the funded statuses of the KII’s and AVX’s plans at March 31, 2006 and 2007:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Change in benefit obligations:
Benefit obligation at beginning of year	¥22,142	¥26,854	$227,576
Service cost	433	538	4,559
Interest cost	1,252	1,431	12,127
Plan participants’ contributions	90	98	830
Actuarial loss (gain)	2,590	(491)	(4,161)
Benefits paid	(979)	(987)	(8,364)
Amendment	—	154	1,305
Foreign exchange adjustment	1,272	1,884	15,967

Benefit obligation at end of year	26,800	29,481	249,839
Change in plan assets:
Fair value of plan assets at beginning of year	16,893	19,681	166,788
Actual return on plan assets	2,079	1,927	16,330
Employer contribution	630	1,095	9,280
Plan participants’ contributions	90	98	830
Benefits paid	(979)	(987)	(8,364)
Other expenses	(621)	(64)	(542)
Foreign exchange adjustment	1,589	1,359	11,517

Fair value of plan assets at end of year	19,681	23,109	195,839
Funded status	¥(7,119)	¥(6,372)	$(54,000)

Amounts recognized in the consolidated balance sheets consist of:
Intangible assets	¥21	¥—	$—
Accrued benefit liability	(5,615)	(6,372)	(54,000)
Accumulated other comprehensive loss	4,614	—	—

Net amount recognized	¥(980)	¥(6,372)	$(54,000)

Reconciliation from funded status to amounts recognized in the consolidated balance sheets consist of:
Funded status	¥(7,119)	—	—

Prior service cost not yet recognized	(15)	—	—
Unrecognized actuarial loss	(6,124)	—	—

Net amount recognized	¥(980)	—	—

Amounts recognized in accumulated other comprehensive Income (loss) consist of:
Prior service cost	—	¥(159)	$(1,347)
Actuarial loss	—	(3,782)	(32,051)

Accumulated other comprehensive loss	—	¥(3,941)	$(33,398)

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Accumulated benefit obligation at end of year	¥25,054	¥27,567	$233,619
Pension plans with an accumulated benefit obligation in excess of plan assets at the end of year:
Projected benefit obligation	¥26,800	¥19,685	$166,822
Accumulated benefit obligation	25,054	19,510	165,339
Fair value of plan assets	19,681	14,725	124,788

KII’s and AVX’s net periodic pension costs in the years ended March 31, 2005 , 2006 and 2007 include the following components:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Service cost	¥845	¥433	¥538	$4,559
Interest cost	1,186	1,252	1,431	12,127
Expected return on plan assets	(1,118)	(1,283)	(1,482)	(12,559)
Amortization of prior service cost	13	13	17	144
Recognized actuarial loss	166	163	238	2,017

Net periodic pension cost	¥1,092	¥578	¥742	$6,288

KII’s and AVX’s actuarial losses and prior service costs expected to be amortized in the year ending March 31, 2008 are as follows:
			(Yen in millions and U.S. dollars in thousands)
			Year ending March 31,
			2008	2008
Amortization of prior service cost			¥15	$127
Recognized actuarial loss			196	1,661

KII’s and AVX’s assumptions used to determine projected benefit obligations at March 31, 2006 and 2007 are as follows:

	March 31,
	2006	2007
Discount rate	4.25%-5.50%	4.40%-6.00%
Rate of increase in compensation levels	2.00%-4.50%	3.40%-4.50%

KII’s and AVX’s assumptions used to determine net periodic pension costs in the years ended March 31, 2005 , 2006 and 2007 are as follows:

Years ended March 31,
	2005	2006	2007
Discount rate	5.25%-6.00%	4.50%-6.00%	4.25%-5.50%
Rate of increase in compensation levels	1.25%-4.50%	1.25%-4.50%	3.00%-4.50%
Expected long-term rate of return on plan assets	7.00%-8.50%	6.30%-8.50%	6.40%-8.50%

KII and AVX use a December 31 measurement date for their plans. KII and AVX determine their expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and the historical returns of other plan assets categories in which they invest.

KII’s and AVX’s plan assets categories at March 31, 2006 and 2007 are as follows:

	March 31,
	2006	2007
Equity securities	65.9%	65.9%
Debt securities	33.2%	30.5%
Cash and cash equivalents	0.9%	2.2%
Other	—	1.4%

	100.0%	100.0%

KII’s long-term strategy is for target allocation of 65%-75% equity securities and 15%-35% debt securities for its defined benefit plans. AVX’s long-term strategy is for target allocation of 40% equity and 60% fixed income for its U.S. defined benefit plans and 60% equity and 40% fixed income for its non-U.S. defined benefit plans.

AVX forecasts to contribute ¥931 million ($7,890 thousand) to the defined benefit pension plans in the year ending March 31, 2008.

KII’s and AVX’s estimated future benefit payments are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥964	$8,169
2009	1,004	8,508
2010	1,072	9,085
2011	1,136	9,627
2012	1,203	10,195
2013 to 2017	7,148	60,576

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation.

AVX also maintains non-qualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2005, 2006 and 2007 were ¥853 million, ¥928 million and ¥1,003 million ($8,500 thousand), respectively.

11. STOCK OPTION PLANS

Kyocera Corporation:

Kyocera Corporation granted directors, corporate auditors, corporate executive officers and certain key employees of Kyocera with stock option plans until the year ended March 31, 2006. Under the plans, they were granted options to purchase Kyocera Corporation’s shares of common stock at a price determined by the higher of (1) multiplying by 1.1 the average market price of Kyocera Corporation’s common stock in previous month of the date of the grant or (2) the market price of Kyocera Corporation’s common stock at the date of grant and an option’s maximum term is 5 years. All options vested and are exercisable.

At March 31, 2007, Kyocera Corporation reserved 2,113 thousand shares of its common stock for the plans.

The following table summarizes information on stock option plans for the year ended March 31, 2007:

	Number of Options (in thousands)	Weighted Average Exercise Price		Weighted Average Contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2006	3,087	¥8,498
Granted	—	—	$—
Exercised	(918)	8,344	70.71		¥2,103	$17,822
Expired and cancelled	(56)	8,531	72.30

Outstanding at March 31, 2007	2,113	¥8,564	$72.58	1.5	¥5,380	$45,593

Exercisable at March 31, 2007	2,113	¥8,564	$72.58	1.5	¥5,380	$45,593

The total aggregate intrinsic value of options exercised is ¥16 million, ¥626 million and ¥2,103 million ($17,822 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

At March 31, 2007, there was no unrecognized compensation costs related to unvested awards. The total aggregate fair value of options vested was ¥2,419 million and ¥1,248 million for the years ended March 31, 2005 and 2006, respectively.

Because Kyocera granted no stock options during the year ended March 31, 2007 and requisite service period of Kyocera’s stock options granted prior to April 1, 2006 did not attribute to the year ended March 31, 2007, no stock based compensation expense was recognized for the year ended March 31, 2007.

Cash received from the exercise of stock options was ¥120 million, ¥2,332 million and ¥7,654 million ($64,864 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Kyocera’s weighted average fair value is estimated at the date of grant using Black Scholes model. Kyocera estimated expected life, volatility and expected dividends by considering historical record.

The following are significant weighted average assumptions used estimating the fair value of options issued under the Kyocera’s stock option plans:

	Years ended March 31,
	2005	2006
Fair value	¥1,946	¥959
Interest rate	0.39%	0.20%
Expected life	3.7 years	2.7 years
Volatility	39.09%	28.00%
Expected dividends	1.00%	1.30%

AVX Corporation:

AVX has four fixed stock option plans. Under the 1995 stock option plan, as amended, AVX could grant options to employees for the purchase of up to an aggregate of 9,300 thousand shares of common stock. Under the non-employee directors’ stock option plan, as amended, AVX could grant options for the purchase of up to an aggregate of 650 thousand shares of common stock. No awards were made under these two plans after August 1, 2005. Under the 2004 stock option plan AVX may grant options to employees for the purchase of up to an aggregate of 10,000 thousand shares of common stock. Under the 2004 non-employee directors’ stock option plan, AVX may grant options for the purchase of up to an aggregate of 1,000 thousand shares of common stock. Under all plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and an option’s maximum term is 10 years. Options granted under the 1995 stock option plan and the 2004 stock option plan vest as to 25% annually and options granted under the non-employee directors’ stock option plan and the 2004 non-employee directors’ stock option plan vest as to one third annually. Requisite service periods related to all of the plans begin on the grant date. The number of shares of common stock available for future issuance under all of the plans, consisting of options available to be granted and options currently outstanding, was 15,300 thousand at March 31, 2007.

Options exercised under the AVX’s stock option plans are issued from the AVX’s treasury shares.

Activity under the AVX’s stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2006	4,813	$14.72
Granted	513	15.27
Exercised	(430)	10.27		¥323	$2,737
Expired and cancelled	(75)	18.62

Outstanding at March 31, 2007	4,821	$15.14	5.11	¥33	$280

Exercisable at March 31, 2007	3,564	$15.69	4.03	¥(207)	$(1,754)

The total aggregate intrinsic value of options exercised is ¥14 million, ¥120 million and ¥323 million ($2,737 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Unvested share activity under the AVX’s stock options plans at March 31, 2007 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant- Dated Fair Value
Unvested balance at March 31, 2006	1,382	$5.65
Options granted	513	5.44
Option forfeited	(36)	5.60
Options vested	(602)	6.57

Unvested balance at March 31, 2007	1,257	$5.39

At March 31, 2007, ¥438 million ($3,712 thousand) of total unrecognized compensation costs related to unvested awards is expected to be recognized over the vesting period, approximately four years. The total aggregate fair value of options vested is ¥658 million, ¥497 million and ¥463 million ($3,924 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

The weighted average estimated fair value of the AVX’s stock options granted at grant date market prices was $6.07, $4.91 and $5.44 per option for the years ended March 31, 2005, 2006 and 2007, respectively. The consolidated statement of income includes ¥263million ($2,229 thousand), net of ¥45 million ($381 thousand) of tax benefit, in stock based compensation expense for the year ended March 31, 2007.

Cash received from the exercise of stock options was ¥31 million, ¥646 million and ¥ 516 million ($4,373 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. Excess tax benefit from stock-based payment arrangements was ¥78 million ($661 thousand) for the year ended March 31, 2007.

AVX’s weighted average fair value is estimated at the date of grant using Black Scholes model. AVX estimated volatility by considering the AVX’s historical stock volatility. AVX calculated the dividend yield based on historical dividend paid. In accordance with SFAS No. 123R AVX has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the year ended March 31, 2007 was 6.4%. The following are significant weighted average assumptions used for estimating the fair value of options issued under the AVX’s stock option plans:

	Years ended March 31,
	2005	2006	2007
Interest rate	3.53%	4.00%	4.90%
Expected life	4 years	4 years	5 years
Volatility	55.97%	55.74%	35.25%
Expected dividends	1.07%	1.31%	0.98%

Kyocera Wireless Corp. (KWC):

KWC provides key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC’s securities are not traded on any stock change, KWC’s Board of Directors is responsible for determining the fair value using reasonable means. KWC may grant options to all key employees for the purchase for up to an aggregate of 3,800 thousand shares of common stock. The issuance of new options under this plan has been suspended as of April 1, 2006.

Activity under the KWC’s stock option plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average contractual life remaining (years)	Aggregated Intrinsic Value (Yen in millions and U.S. dollars in thousands)
Outstanding at March 31, 2006	2,124	$2.33
Granted	—	—
Exercised	—	—
Expired and cancelled	(585)	2.41

Outstanding at March 31, 2007	1,539	$2.30	5.45	¥(363)	$(3,076)

Exercisable at March 31, 2007	1,253	$2.38	5.45	¥(307)	$(2,602)

Financial Section

Unvested share activity under the KWC’s stock options plans at March 31, 2007 is summarized as follows:

	Number of Options (in thousands)	Weighted Average Grant- Dated Fair Value
Unvested balance at March 31, 2006	669	$0.92
Options granted	—	—
Option forfeited	(149)	1.11
Options vested	(234)	0.87

Unvested balance at March 31, 2007	286	$0.87

At March 31, 2007, ¥36 million ($305 thousand) of total unrecognized compensation costs related to unvested awards is expected to be recognized over the vesting period, approximately four years. The total aggregate fair value of options vested is ¥78 million, ¥76 million and ¥22 million ($186 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

The weighted average estimated fair value of the KWC’s stock options granted at grant date was $1.43 and $0.63 per option for the years ended March 31, 2005 and 2006, respectively. The consolidated statement of income includes ¥(25) million and ¥25 million ($212 thousand) in stock based compensation expense for the years ended March 31, 2005 and 2007, respectively.

KWC’s weighted average fair value is estimated at the date of grant using Black Scholes model. KWC estimated volatility by considering historical volatility. The following are significant weighted average assumptions used for estimating the fair value of options issued under the KWC’s stock option plans:

	Years ended March 31,
	2005	2006
Fair value	$1.43	$0.63
Interest rate	3.65%	4.21%
Expected life	5 years	5 years
Volatility	45.00%	45.00%
Expected dividends	—	—

12. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Kyocera’s activities are exposed it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that may use derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase and sales.

Kyocera charged deferred net gains of ¥30 million and net losses of ¥27 million and ¥8 million ($68 thousand) from accumulated other comprehensive income to foreign currency transaction gains (losses), net in the consolidated statements of income for the years ended March 31, 2005, 2006 and 2007, as a result of the execution of the hedged transactions.

Also, Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net losses of ¥78 million and ¥23 million ($195 thousand) from accumulated other comprehensive income to income from discontinued operations in the consolidated statements of income for the years ended March 31, 2005 and 2007. Kyocera charged deferred net losses of ¥18 million ($152 thousand) from accumulated other comprehensive income to equity in (losses) earnings of affiliates in the consolidated statement of income for the year ended March 31, 2007.

Kyocera recognized net losses of ¥75 million and net gains of ¥63 million ($534 thousand) in accumulated other comprehensive income at March 31, 2006 and 2007, respectively

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains (losses), net in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Foreign currency forward contracts to sell	¥118,911	¥135,227	$1,145,992
Foreign currency forward contracts to purchase	8,572	14,961	126,788
Interest rate swaps	13,000	—	—

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments at March 31, 2006 and 2007 and the methods and assumptions used to estimate the fair value are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006		2007		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥300,809	¥300,809	¥282,208	¥282,208	$2,391,593	$2,391,593
Short-term investments (b)	87,942	87,791	213,495	213,447	1,809,280	1,808,873
Short-term finance receivables (c)	36,940	36,946	—	—	—	—
Securities and other investments (b)	553,377	553,144	690,568	690,527	5,852,271	5,851,924
Long-term finance receivables (c)	77,140	77,164	—	—	—	—

	¥1,056,208	¥1,055,854	¥1,186,271	¥1,186,182	$10,053,144	$10,052,390

Liabilities:
Short-term borrowings (a)	¥(90,865)	¥(90,865)	¥(15,250)	¥(15,250)	$(129,237)	$(129,237)
Current portion of long-term debt (c)	(16,347)	(16,367)	(5,853)	(5,880)	(49,602)	(49,831)
Long-term debt (c)	(33,360)	(33,470)	(7,283)	(7,285)	(61,720)	(61,737)

	¥(140,572)	¥(140,702)	¥(28,386)	¥(28,415)	$(240,559)	$(240,805)

Derivatives:
Foreign currency forward contracts to sell(d)	¥(1,271)	¥(1,271)	¥(1,386)	¥(1,386)	$(11,746)	$(11,746)
Foreign currency forward contracts to purchase (d)	(27)	(27)	70	70	593	593
Interest rate swaps (d)	(511)	(511)	—	—	—	—

At March 31, 2006, both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.

(b)

The fair value is based on quoted market prices. It was not practicable to estimate the fair value of investments in unlisted common stock because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost, and Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the table at March 31, 2006 and 2007 were ¥2,258 million and ¥2,100 million ($17,797 thousand), respectively.

(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

(d)	The fair value is estimated based on quotes from financial institutions.

14. COMMITMENTS AND CONTINGENCIES

At March 31, 2007, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥15,893 million ($134,686 thousand) principally due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Rental expenses for operating leases were ¥12,204 million, ¥11,485 million and ¥7,681 million ($65,093 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Future minimum lease commitments under non-cancelable operating leases at March 31, 2007 are as follows:

Years ending March 31,	(Yen in millions and U.S. dollars in thousands)
2008	¥6,346	$53,780
2009	4,126	34,966
2010	2,997	25,398
2011	2,370	20,085
2012	1,771	15,008
2013 and thereafter	5,270	44,661

	¥22,880	$193,898

Kyocera has entered into material supply agreements for a significant portion of their anticipated material used in its operations. Under those agreements, during the year ended March 31, 2007, Kyocera purchased ¥2,414 million ($20,458 thousand) and is obligated to purchase ¥106,938 million ($906,254 thousand) in total by the end of December 2018.

Kyocera guarantees the debt of employees, customers, an investee and an unconsolidated subsidiary. At March 31, 2007, the total amount of these guarantees was ¥850 million ($7,203 thousand). The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers. Kyocera also guarantees the leasing debts of customers of the Information Equipment Group. At March 31, 2007, the amount of such guarantee was ¥180 million ($1,525 thousand).

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 million and that resultant additional taxes, including local taxes, etc., amounted to ¥12,748 million, which Kyocera had recognized as current income taxes in its consolidated statement of income for the year ended March 31, 2005. On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau.

On September 25, 2006, Kyocera Corporation received decision letter from the Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million ($36,483 thousand) of tax refunds, including local taxes, was recognized in current income taxes in fiscal 2007. Kyocera Corporation remains in disagreement with the decision concerning the portion of the original assessment that was not voided, and therefore, on October 23,2006, Kyocera submitted a written claim for examination with the Osaka Board of Tax Appeals. Furthermore, with the objective of avoiding duplicate taxation within Kyocera Group, a notice stating mutual agreement with the United States was submitted to the National Tax Agency on December 26, 2006.

15. STOCKHOLDERS’ EQUITY

Under the Company Law of Japan (the “Company Law”), the entire amount paid in for the shares is principally required to be capitalized as stated capital, although Kyocera Corporation may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the amount paid in for the shares as additional paid-in capital.

The Company Law requires a domestic company to appropriate as legal reserve or additional paid-in capital, an amount equal to 10% of the amount paid out for dividends until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital, which could be decreased due to stockholder actions, may be transferred to stated capital or used to reduce a deficit principally. The appropriated legal reserve at March 31, 2007 included in retained earnings was ¥18,873 million ($ 159,941 thousand).

The Company Law does not permit any payment of dividends in connection with the repurchased treasury stock. At March 31,2007, Kyocera Corporation reserved ¥21,855 million ($185,212 thousand) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of Kyocera Corporation available for the payment of dividends to stockholders at March 31, 2007 was ¥649,412 million ($5,503,492 thousand).

The accompanying consolidated financial statements do not include any provision for the dividend of ¥60 ($0.51) per share aggregating ¥11,319 million ($95,924 thousand) payable on June 28, 2007 which was approved by the stockholders at the meeting held on June 27, 2007.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥ (13,373 million) ($(113,331 thousand)) at March 31, 2007 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	(Yen in millions and U.S. dollars in thousands)
	Foreign Currency Translation Adjustments	Pension Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Other Comprehensive Income
Balance at March 31, 2004	¥(35,670)	¥—	¥(1,477)	¥59,241	¥(48)	¥22,046
Net change for the year	6,704	—	(152)	(16,780)	21	(10,207)

Balance at March 31, 2005	(28,966)	—	(1,629)	42,461	(27)	11,839
Net change for the year	21,396	—	(428)	40,188	(48)	61,108

Balance at March 31, 2006	(7,570)	—	(2,057)	82,649	(75)	72,947
Net change for the year	10,474	—	(82)	102,021	138	112,551
Adjustment for initially applying SFAS No.158	—	15,419	2,139	—	—	17,558

Balance at March 31, 2007	¥2,904	¥15,419	¥—	¥184,670	¥63	¥203,056

Balance at March 31, 2006	$(64,153)	$—	$(17,432)	$700,415	$(635)	$618,195
Net change for the year	88,763	—	(695)	864,585	1,169	953,822
Adjustment for initially applying SFAS No.158	—	130,670	18,127	—	—	148,797

Balance at March 31, 2007	$24,610	$130,670	$—	$1,565,000	$534	$1,720,814

16. INCOME TAXES

Income from continuing operations before income taxes and minority interests and income taxes for the years ended March 31, 2005, 2006 and 2007 are made up of the following components:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Income from continuing operations before income taxes and minority interests:
Domestic	¥89,673	¥93,078	¥102,048	$864,813
Foreign	14,340	24,159	54,492	461,797

Total income from continuing operations before income taxes and minority interests	¥104,013	¥117,237	¥156,540	$1,326,610

Income taxes:
Current income taxes:
Domestic	¥47,400	¥39,025	¥41,227	$349,382
Foreign	5,206	7,215	12,538	106,254

Total current income taxes	52,606	46,240	53,765	455,636

Deferred income taxes:
Domestic	(723)	(1,202)	(4,479)	(37,958)
Foreign	6,331	1,722	(399)	(3,381)

Total deferred income taxes	5,608	520	(4,878)	(41,339)

Total income taxes	¥58,214	¥46,760	¥48,887	$414,297

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates for the years ended March 31, 2005, 2006 and 2007 of approximately 41.0%.

Reconciliations between the Japanese statutory income tax rate and Kyocera’s effective tax rate for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Years ended March 31,
	2005	2006	2007
Japanese statutory tax rate	41.0%	41.0%	41.0%
Difference in statutory tax rates of foreign subsidiaries	(4.1)	(2.8)	(4.6)
Change in valuation allowance	9.8	5.8	0.0
Tax credit for research and development expenses	(2.3)	(3.6)	(3.3)
Tax refunds related to transfer pricing adjustments (Note 14)	—	—	(2.8)
Adjustments of transfer pricing (Note 14)	12.3	—	—
Other	(0.7)	(0.5)	0.9

Effective income tax rate	56.0%	39.9%	31.2%

The components of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2007 are as follows:

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Deferred tax assets:
Enterprise tax	¥2,162	¥2,521	$21,364
Inventories	19,228	22,358	189,475
Allowance for doubtful accounts	2,851	1,972	16,712
Accrued expenses	7,478	9,178	77,780
Employee benefits	20,825	18,774	159,102
Depreciation and amortization	28,244	31,165	264,110
Securities	2,390	2,194	18,593
Net operating losses and tax credit carry forwards	31,378	32,500	275,424
Liquidation of a foreign subsidiary	3,479	3,800	32,203
Other	6,456	4,817	40,822

Total gross deferred tax assets	124,491	129,279	1,095,585
Valuation allowance	(42,149)	(42,124)	(356,983)

Net deferred tax assets	¥82,342	¥87,155	$738,602

Deferred tax liabilities:
Depreciation and amortization	¥3,496	¥2,566	$21,746
Deduction of foreign branch losses	5,670	5,474	46,390
Securities	143,734	214,900	1,821,186
Prepaid benefit cost	269	10,946	92,763
Other	973	2,968	25,153

Total deferred tax liabilities	¥154,142	¥236,854	$2,007,238

Net deferred tax liabilities	¥(71,800)	¥(149,699)	$(1,268,636)

Net deferred tax assets and liabilities at March 31, 2006 and 2007 are reflected in the consolidated balance sheets under the following captions.

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2006	2007	2007
Deferred income taxes - current assets	¥40,411	¥45,390	$384,661
Other assets	13,504	12,024	101,898
Other current liabilities	(29)	(255)	(2,161)
Deferred income taxes - non-current liabilities	(125,686)	(206,858)	(1,753,034)

Net deferred tax liabilities	¥(71,800)	¥(149,699)	$(1,268,636)

At March 31, 2007, Kyocera had net operating losses carried forward of approximately ¥ 89,177 million ($755,737 thousand), which are available to offset future taxable income. Of these net operating losses carried forward, the amount of ¥20,429 million ($173,127 thousand) recorded at domestic subsidiaries will expire within next seven years, and the amount of approximately ¥16,615 million ($140,805 thousand) recorded at U.S. subsidiaries will expire within next twenty years. Certain other foreign subsidiaries have net operating losses carried forward totaling approximately ¥52,133 million ($441,805 thousand) of which most have no expiration date.

Kyocera intends to reinvest certain undistributed earnings of foreign subsidiaries for an indefinite period of time. Therefore, no deferred tax liabilities have been provided on undistributed earnings of these subsidiaries, which are not expected to be remitted in the foreseeable future. Kyocera estimates that this unrecognized deferred tax liability amount are ¥17,862 million ($151,373 thousand) at March 31, 2007. The undistributed earnings of these subsidiaries are ¥172,320 million ($1,460,339 thousand) at March 31, 2007.

Total gross deferred tax assets at March 31, 2006 and 2007 were reduced by valuation allowances of ¥42,149 million and ¥42,124 million ($356,983 thousand), respectively. The total valuation allowance for the year ended March 31, 2007 decreased by ¥25 million ($212 thousand).

17. SUPPLEMENTAL EXPENSE INFORMATION

Research and development expenses for the years ended March 31, 2005, 2006 and 2007 amounted to ¥54,398 million, ¥57,436 million and ¥61,100 million ($517,797 thousand), respectively.

Advertising expenses for the years ended March 31, 2005, 2006 and 2007 amounted to ¥13,914 million, ¥10,840 million and ¥11,845 million ($100,381 thousand), respectively.

Shipping and handling costs for the years ended March 31, 2005, 2006 and 2007 amounted to ¥12,914 million, ¥13,984 million and ¥15,945 million ($135,127 thousand), respectively, and were included in selling, general and administrative expenses in the Consolidated Statements of Income.

18. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment and optical instruments, etc. Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Fabrication Equipment

Automotive Components

ITS-related Components

Ceramic Components for General Industrial Equipment

(Semiconductor Parts Group)

Surface Mount Device (SMD) Ceramic Packages

CCD/CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools

Printed Circuit Board Micro Drills

Jewelry

Applied Ceramic Related Products

Dental and Medical Implants

(Electronic Device Group)

Ceramic Capacitors

Tantalum Capacitors

Timing Devices (Temperature Compensated Crystal Oscillators (TCXOs), Ceramic Resonators, Crystal Units)

RF Modules

Surface Acoustic Wave (SAW) Filters

Connectors

Thermal Printheads

LED Printheads

Amorphous Silicon Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) Related Products (PHS Mobile

Phone Handsets, PHS Base Stations, High Speed Wireless Data

Transmission Systems)

(Information Equipment Group)

ECOSYS Printers

Copying Machines

Multifunctional Systems

(Optical Equipment Group)

Optical Modules and Lenses

(Others)

Chemical Materials for Electronic Components

Electrical Insulators

Synthetic Resin Molded Parts

Telecommunication Engineering Business

Information and Communication Technology Business

Management Consulting Business

Hotel Business

Realty Development Business

Insurance Agent and Travel Agent Business

Kyocera Corporation sold its shares of KLC, a subsidiary engaged in financing services included in “Others.” As a result, business results and profit on sale of its shares of KLC for the year ended March 31, 2007 have been recorded as income from discontinued operations. Additionally, commencing for the year ended March 31, 2007, results of Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” has been reclassified into “Others.” Accordingly, reported results of related segments for the years ended March 31, 2005 and 2006 have been reclassified.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately. Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings (losses), income taxes and minority interest. Assets for each reporting segment represent those assets associated with a specific reporting segment. Corporate assets consist primarily of cash and cash equivalents, the facilities of corporate headquarters and various other investments and assets that are not specific to each reporting segment.

Kyocera’s sales to KDDI and its consolidated subsidiaries, which are mainly recorded at the Telecommunications Equipment group, for the years ended March 31, 2005, 2006 and 2007 comprised of 7.6%, 8.1% and 9.6% to consolidated net sales, respectively.

Information by reporting segment at and for the years ended March 31, 2005, 2006 and 2007 is summarized on the following page:

Reporting segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Net sales:
Fine Ceramic Parts Group	¥73,711	¥69,373	¥81,326	$689,203
Semiconductor Parts Group	127,960	135,299	152,292	1,290,610
Applied Ceramic Products Group	93,879	117,555	131,103	1,111,042
Electronic Device Group	262,997	259,592	286,156	2,425,051
Telecommunications Equipment Group	250,918	229,035	251,183	2,128,670
Information Equipment Group	241,145	249,381	268,781	2,277,805
Optical Equipment Group	35,776	14,947	11,704	99,187
Others	110,595	117,409	125,656	1,064,881
Adjustments and eliminations	(23,321)	(19,047)	(24,304)	(205,966)

	¥1,173,660	¥1,173,544	¥1,283,897	$10,880,483

Operating profit:
Fine Ceramic Parts Group	¥11,535	¥11,014	¥15,677	$132,856
Semiconductor Parts Group	17,550	17,742	22,210	188,220
Applied Ceramic Products Group	17,129	21,876	22,334	189,271
Electronic Device Group	35,406	27,170	44,487	377,009
Telecommunications Equipment Group	(14,918)	(1,706)	291	2,466
Information Equipment Group	36,186	26,412	33,970	287,881
Optical Equipment Group	(15,387)	(5,774)	(1,895)	(16,059)
Others	9,705	8,983	8,776	74,373

	97,206	105,717	145,850	1,236,017
Corporate	8,480	12,785	8,569	72,618
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,678)	(1,216)	2,621	22,212
Adjustments and eliminations	5	(49)	(500)	(4,237)

Income from continuing operations before income taxes and minority interests	¥104,013	¥117,237	¥156,540	$1,326,610

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,320	¥4,126	¥4,500	$38,135
Semiconductor Parts Group	8,922	10,623	12,533	106,212
Applied Ceramic Products Group	4,645	7,167	8,097	68,619
Electronic Device Group	21,723	21,202	21,537	182,517
Telecommunications Equipment Group	8,101	8,692	9,075	76,907
Information Equipment Group	8,953	12,641	16,326	138,356
Optical Equipment Group	2,909	1,635	655	5,551
Others	4,197	3,989	6,764	57,322
Corporate	2,039	2,996	2,575	21,822

	¥65,809	¥73,071	¥82,062	$695,441

*	Depreciation and amortization of KLC amounted to ¥100 million, ¥115 million and ¥120 million ($1,017 thousand) for the years ended March 31, 2005, 2006 and 2007 respectively, are no longer included in the above table since the result of operations of KLC are reported as discontinued operations. Therefore, the total amounts of depreciation and amortization in the above table differ from the depreciation and amortization reported in the statements of cash flows.

Reporting segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Write-down of inventories:
Fine Ceramic Parts Group	¥14	¥14	¥54	$458
Semiconductor Parts Group	45	382	1,848	15,661
Applied Ceramic Products Group	312	1,176	1,283	10,873
Electronic Device Group	598	385	670	5,678
Telecommunications Equipment Group	4,053	4,184	5,208	44,135
Information Equipment Group	1,583	2,079	1,791	15,178
Optical Equipment Group	3,793	194	464	3,932
Others	7	32	10	85
Corporate	—	—	—	—

	¥10,405	¥8,446	¥11,328	$96,000

Capital expenditures:
Fine Ceramic Parts Group	¥4,394	¥4,182	¥7,447	$63,110
Semiconductor Parts Group	7,111	24,136	11,432	96,881
Applied Ceramic Products Group	7,584	14,545	7,330	62,119
Electronic Device Group	19,453	21,562	19,812	167,898
Telecommunications Equipment Group	5,170	2,639	3,800	32,203
Information Equipment Group	11,751	12,389	11,962	101,373
Optical Equipment Group	2,248	199	322	2,729
Others	2,387	5,654	5,452	46,204
Corporate	3,062	3,554	2,339	19,822

	¥63,160	¥88,860	¥69,896	$592,339

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2007	2007
Assets:
Fine Ceramic Parts Group	¥43,414	¥43,822	¥54,860	$464,915
Semiconductor Parts Group	79,711	103,302	106,359	901,348
Applied Ceramic Products Group	85,595	112,422	125,266	1,061,576
Electronic Device Group	357,797	383,150	412,979	3,499,822
Telecommunications Equipment Group	98,877	87,343	92,584	784,610
Information Equipment Group	178,596	185,362	207,862	1,761,542
Optical Equipment Group	31,338	16,211	11,934	101,136
Others	218,423	243,166	121,150	1,026,695

	1,093,751	1,174,778	1,132,994	9,601,644
Corporate	682,725	815,833	1,056,646	8,954,627
Investments in and advances to affiliates and unconsolidated subsidiaries	30,623	7,355	10,093	85,534
Adjustments and eliminations	(61,580)	(66,444)	(69,269)	(587,025)

Total assets	¥1,745,519	¥1,931,522	¥2,130,464	$18,054,780

Information for revenue from external customers by destination and long-lived assets based on physical location as of and for the years ended March 31,2005, 2006 and 2007 are summarized as follows:

Geographic segments

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Net sales:
Japan	¥465,422	¥467,035	¥496,959	$4,211,517
United States of America	248,333	253,696	274,361	2,325,093
Asia	203,848	198,731	216,663	1,836,127
Europe	175,850	184,351	210,726	1,785,814
Others	80,207	69,731	85,188	721,932

	¥1,173,660	¥1,173,544	¥1,283,897	$10,880,483

	(Yen in millions and U.S. dollars in thousands)
	March 31,
	2005	2006	2007	2007
Long-lived assets:
Japan	¥212,291	¥251,555	¥235,325	$1,994,280
United States of America	35,712	36,248	36,777	311,669
Asia	31,070	37,308	42,204	357,661
Europe	23,269	22,344	24,398	206,763
Others	3,294	3,711	4,635	39,280

	¥305,636	¥351,166	¥343,339	$2,909,653

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

19. EARNINGS PER SHARE

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	(Yen in millions and U.S. dollars in thousands except per share amounts)
	Years ended March 31,
	2005	2006	2007	2007
Income from continuing operations	¥42,657	¥66,088	¥101,329	$858,720
Income from discontinued operations	3,251	3,608	5,175	43,856
Net income	45,908	69,696	106,504	902,576

Basic earnings per share:
Income from continuing operations	227.52	352.44	538.52	4.56
Income from discontinued operations	17.34	19.24	27.51	0.24
Net income	244.86	371.68	566.03	4.80
Diluted earnings per share:
Income from continuing operations	227.47	352.21	537.35	4.55
Income from discontinued operations	17.34	19.22	27.44	0.24
Net income	244.81	371.43	564.79	4.79

	(shares in thousands)
	Years ended March 31,
	2005	2006	2007
Basic weighted average number of shares outstanding	187,489	187,514	188,160
Dilutive effect of stock options	39	126	413

Diluted weighted average number of shares outstanding	187,528	187,640	188,573

20. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Consolidated Statements of Cash Flows is as follows:

	(Yen in millions and U.S. dollars in thousands)
	Years ended March 31,
	2005	2006	2007	2007
Cash paid during the year:
Interest	¥2,331	¥1,933	¥1,603	$13,585
Income taxes	40,055	53,037	52,847	447,856
Acquisitions of businesses:
Fair value of assets acquired	¥8,478	¥65	¥1,151	$9,754
Fair value of liabilities assumed	(2,683)	(45)	(333)	(2,822)
Minority Interests	(2,440)	(8)	—	—
Cash acquired	(561)	(15)	(62)	(525)

	¥2,794	¥(3)	¥756	$6,407

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2007. Based on that evaluation, Kyocera’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

Kyocera’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Kyocera’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of Kyocera’s internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Kyocera’s management concluded that Kyocera’s internal control over financial reporting was effective as of March 31, 2007. Kyocera’s independent registered public accounting firm, MISUZU PricewaterhouseCoopers, has issued an audit report on management’s assessment of the company’s internal control over financial reporting, which appears on page 71 of this annual report.

Evaluation of Changes in Internal Control over Financial Reporting

Kyocera’s management, with the participation of its principal executive and principal financial officers, also carried out an evaluation of changes in our internal control over financial reporting during the year ended March 31, 2007. Based upon that evaluation, there were no changes in Kyocera’s internal control over financial reporting that occurred during the year ended March 31, 2007 that materially affected, or is reasonably likely to materially affect, Kyocera’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kyocera Corporation

We have completed an integrated audit of Kyocera Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its 2005 and 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries (“Kyocera”) at March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kyocera’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, Kyocera changed the manner in which it accounts for defined benefit pensions effective March 31, 2007.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”, that Kyocera maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Kyocera maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Kyocera’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Kyocera’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Osaka, Japan

June 28, 2007

Major Consolidated Subsidiaries and Affiliates

As of April 1, 2007

SUBSIDIARIES

Japan

KYOCERA SLC TECHNOLOGIES CORPORATION

Manufacture and sale of organic multilayer packages and substrates

KYOCERA SLC COMPONENTS CORPORATION

Manufacture of organic multilayer packages and substrates

KYOCERA SOLAR CORPORATION

Sale of solar energy products

JAPAN MEDICAL MATERIALS CORPORATION

Development, manufacture and sale of medical materials and equipment

KYOCERA ELCO CORPORATION

Manufacture and sale of electronic connectors

KYOCERA KINSEKI CORPORATION

Manufacture of quartz crystal components

KYOCERA DISPLAY INSTITUTE CO., LTD.

R&D of organic light-emitting diode displays

KYOCERA MITA CORPORATION

Manufacture and sale of information equipment

KYOCERA MITA JAPAN CORPORATION

Sale of information equipment

KYOCERA OPTEC CO., LTD.

Manufacture and sale of optical components

KYOCERA COMMUNICATION SYSTEMS CO., LTD.

Provision of IT-related services

KYOCERA CHEMICAL CORPORATION

Manufacture and sale of electronic materials

KYOCERA REALTY DEVELOPMENT CO., LTD.

Real estate services

South Korea

KYOCERA PRECISION TOOLS KOREA CO., LTD.

Manufacture and sale of cutting tools

KYOCERA ELCO KOREA CO., LTD.

Manufacture of electronic connectors

KYOCERA KOREA CO., LTD.

Sale of fine ceramic-related products

China

SHANGHAI KYOCERA ELECTRONICS CO., LTD.

Manufacture and sale of semiconductor parts and electronic devices

KYOCERA (TIANJIN) SALES & TRADING CORPORATAION

Sale of electronic devices, semiconductor parts and information equipment

KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.

Manufacture of solar energy products

KYOCERA ELCO HONG KONG LTD.

Sale of electronic connectors

AVX ELECTRONICS (TIANJIN) CO., LTD.

Manufacture and sale of electronic devices

KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.

Manufacture of information equipment

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.

Manufacture and sale of cutting tools and thin-film devices

UNIVERSAL OPTICAL INDUSTRIES LTD.

Manufacture and sale of cutting tools and thin-film devices

Singapore

KYOCERA ASIA PACIFIC PTE. LTD.

Sale of fine ceramic-related products and electronic devices

AVX/KYOCERA (SINGAPORE) PTE. LTD.

Manufacture and sale of electronic devices

Malaysia

KYOCERA (MALAYSIA) SDN. BHD.

Sale of fine ceramic and related products

India

KYOCERA WIRELESS (INDIA) PVT. LTD.

R&D of telecommunications equipment

Australia

KYOCERA MITA AUSTRALIA PTY. LTD.

Sale of information equipment

Israel

AVX ISRAEL LTD.

Manufacture and sale of electronic devices

United States of America

KYOCERA INTERNATIONAL, INC.

North American holding company and headquarters

KYOCERA AMERICA, INC.

Manufacture and sale of semiconductor parts

KYOCERA INDUSTRIAL CERAMICS CORPORATION

Manufacture and sale of fine ceramic-related products and sale of electronic devices

KYOCERA SOLAR, INC.

Manufacture and sale of solar energy products

KYOCERA TYCOM CORPORATION

Manufacture and sale of PCB and micro-industrial cutting tools

KYOCERA WIRELESS CORP.

Sale of telecommunications equipment

KYOCERA TELECOMMUNICATIONS RESEARCH CORPORATION

R&D of telecommunications equipment

AVX CORPORATION

Manufacture and sale of electronic devices

KYOCERA ELECTRONIC DEVICES, LLC

Sale of electronic devices

KYOCERA MITA AMERICA, INC.

Sale of information equipment

Mexico

KYOCERA MEXICANA, S.A. de C.V.

Manufacture of fine ceramic products and solar modules

Brazil

KYOCERA DO BRASIL COMPONENTES INDÚSTRIAIS LTDA.

Sale of cutting tools and manufacture of plastic molding

Germany

KYOCERA FINECERAMICS GmbH

Sale of semiconductor parts, thin-film devices and solar energy products

KYOCERA MITA DEUTSCHLAND GmbH

Sale of information equipment

United Kingdom

KYOCERA FINECERAMICS LIMITED

Sale of semiconductor parts and thin-film devices

AVX LIMITED

Manufacture and sale of electronic devices

KYOCERA MITA (U.K.) LTD.

Sale of information equipment

France

KYOCERA FINECERAMICS S.A.

Sale of semiconductor parts and thin-film devices

KYOCERA MITA FRANCE S.A.

Sale of information equipment

Italy

KYOCERA MITA ITALIA S.P.A.

Sale of information equipment

The Netherlands

KYOCERA MITA EUROPE B.V.

Sale of information equipment

Czech Republic

KYOCERA SOLAR EUROPE S.R.O.

Manufacture of solar energy products

AVX CZECH REPUBLIC S.R.O.

Manufacture of electronic devices

AFFILIATE

Japan

WILLCOM, INC. 30.00%

Provision of PHS services

Directors, Corporate Auditors and Executive Officers

As of June 30, 2007

DIRECTORS

Advisor and Director

Kensuke Itoh

Chairman of the Board and Representative Director

Noboru Nakamura

Vice Chairman of the Board and Representative Director

Masahiro Umemura

Yuzo Yamamura

Naoyuki Morita

President and Representative Director

Makoto Kawamura

Director

Koji Seki

Michihisa Yamamoto

Isao Kishimoto

Hisao Hisaki

Rodney N. Lanthorne

John S. Gilbertson

CORPORATE AUDITORS

Full-time Corporate Auditor

Yoshihiko Nishikawa

Yasuo Akashi

Corporate Auditor

Osamu Nishieda

Shinji Kurihara

Shigekazu Tamura

EXECUTIVE OFFICERS

President and Executive Officer

Makoto Kawamura

Senior Managing Executive Officer

Tetsuo Kuba

Tatsumi Maeda

Managing Executive Officer

Hisashi Sakumi

Tsutomu Yamori

Takashi Itoh

Osamu Nomoto

Akiyoshi Okamoto

Eiichi Toriyama

Senior Executive Officer

Keijiro Minami

Goro Yamaguchi

Yoshihito Ota

Executive Officer

Yasushi Matsumura

Yukihiro Takarabe

Yasuyuki Yamamoto

Junichi Jinno

Gen Takayasu

Nobuhiro Ochiai

Junzo Katsuki

Masakazu Mitsuda

Toshimi Gejima

Michiaki Furuhashi

Mitsuru Imanaka

Shoichi Aoki

Hiroshi Togi

Yoshihiro Kano

Yoichi Yamashita

Robert E. Whisler

John S. Rigby

Masaki Kouzu

Hitoshi Takao

Yoshiharu Nakamura

Kazumasa Umemura

Investor Information

CORPORATE HEADQUARTERS

KYOCERA Corporation

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: +81-75-604-3500

Facsimile: +81-75-604-3501

http://www.kyocera.com

REGIONAL HEADQUARTERS

KYOCERA International, Inc.

8611 Balboa Avenue,

San Diego, CA 92123-1580, U.S.A.

Phone: +1-858-576-2600

Facsimile: +1-858-492-1456

http://americas.kyocera.com

TRANSFER AGENT FOR COMMON STOCK

Daiko Shoken Business Co., Ltd.

4-6, Kitahama 2-chome,

Chuo-ku, Osaka 541-8583, Japan

ADR DEPOSITARY

Citibank, N.A.

388 Greenwich St.

New York, NY 10013, U.S.A.

ANNUAL MEETING

Ordinary general meeting of

shareholders of KYOCERA Corporation

is held in June each year.

STOCK EXCHANGE LISTINGS

Tokyo and Osaka stock exchanges

New York Stock Exchange

(Symbol: KYO)

TOTAL NUMBER OF SHAREHOLDERS

65,741 (As of March 31, 2007)

INVESTOR RELATIONS

KYOCERA Corporation

Investor Relations Department

Finance Division

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: +81-75-604-3556

Facsimile: +81-75-604-3557

http://global.kyocera.com/ir

The “Investor Relations” section of our web site provides regularly updated information, including annual reports and financial overviews.